SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For May 31, 2006

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                              Bank of Ireland Group

                       Preliminary Announcement of Results

                        For the year to 31 March 2006





Wednesday 31 May 2006 7am




                             Bank of Ireland Group

             Preliminary Announcement for the year to 31 March 2006



Performance Highlights

                                                                         % Change
                                                       Pro-forma (1)  March 2006 over  Statutory (1)
                                       31 March 2006   31 March 2005  Pro-forma March  31 March 2005
                                                                           2005
                                       EUR million      EUR million                    EUR million
Group Profitability
Profit before tax                          1,599           1,220            31             1,310
Non-core items:
    Disposal of business activities          176              11             -                11
    Gross up for policyholder tax in          69              26             -                26
    the Life business
    Hedge ineffectiveness on                 (7)               -             -                 -
    transition to IFRS
    Impairment loss provision write            -             100             -               100
    back
    Restructuring programmes                (32)           (123)             -             (123)
                                             206              14             -                14
Underlying profit before tax               1,393           1,206            16             1,296

Per Unit of EUR0.64 Ordinary Stock
Basic earnings per share                   136.4c          103.9c           31             111.1c
Underlying earnings per share (2) (a)      118.5c          102.3c           16                 -
Dividend (3) (b)                            52.5c           45.6c           15              45.6c
Dividend payout (b) / (a)                    44%             45%           (1)                 -

Divisional Pre-tax Performance (4)
Retail Republic of Ireland                   550             465            18               474
Bank of Ireland Life                         134              81            65               135
Wholesale Financial Services                 386             325            19               334
UK Financial Services                        349             332             5               356
Asset Management Services                     85             125          (32)               125
Group Centre                               (111)           (122)             9             (128)
                                           1,393           1,206            16             1,296
Group Performance (4)
Net interest margin                        1.79%           1.94%             -               -
Cost/income ratio                          57.1%           59.9%             -               -
Cost/income gap (5)                        4.8%              -               -               -
Annual impairment loss charge             11 bps          11 bps             -               -
Return on equity                            24%             23%              -               -

Balance Sheet
Total stockholders' equity                5,328           4,305             24             4,277
Total assets (EUR billion)                  162             128             27               128
Total lending (EUR billion)                 107              84             27                84
Total customer accounts (EUR billion)        62              60              3                60

Capital
Tier 1 ratio                                7.5%            7.9%             -                 -
Total capital ratio                        11.4%           10.9%             -                 -
Risk-weighted assets (EUR billion)         97.5            75.9             28                 -



(1)     (1)   "Pro-forma" and "Statutory" IFRS results for 31 March 2005 are defined in the "Basis of Preparation and Presentation" note on page 3 of this document.

(2) Underlying EPS excludes the after-tax effect of the non-core items listed above and based on the average number of shares in issue ((including Bank of Ireland own shares held for the benefit of Bank of Ireland Life policyholders) (31 March 2006: 971m; 31 March 2005: 966m)).

(3) 31 March 2006 dividend of 52.5c includes a proposed final dividend of 34.3c (not yet approved by the Annual General Court).

(4) Based on underlying performance which excludes the impact of non-core items above.

(5) Total income grew by 8.2%, total costs grew by 3.4% resulting in a positive gap of 4.8% in the year to 31 March 2006:- cost/income gap not available for pro-forma March 2005 as 31 March 2004 was not restated under IFRS.


                               Bank of Ireland Group

             Preliminary Announcement for the Year to 31 March 2006



Performance Highlights*



 "Our clear strategy is delivering excellent results. We will continue to meet our strategic commitments, step up the pace of delivery and I am confident of another year of strong performance in 2006/07."

         Brian Goggin, Bank of Ireland Group Chief Executive, commented



Key messages:



- Excellent Group profit growth of 16% - in particular in Retail Ireland, Life and Wholesale

-   Investment initiatives in Wholesale and UKFS delivering results

- Group income growth of 8% driven by very strong lending and resources growth partially offset by a reduction in margin

- Cost growth well contained at 3% with excellent improvement in our efficiency ratios (cost/income ratio down 2.8% to 57.1%)

- Strategic Transformation Programme ahead of target - EUR35 million saving delivered

- Excellent asset quality - impairment charge represents 11bps of average loans

- Strong Capital ratios - Total Capital and Tier 1 ratios at 11.4% and 7.5% respectively

-   Strong Dividend growth of +15%



-   In Retail Ireland: (+18%)

    o Performance driven by volume growth, higher fee income, well managed costs and excellent asset quality

    o Competing successfully and building on our service ethos with the launch of the Customer Programme - 'Changing for You'

-  In Life: (+65%)

    o Excellent performance driven by increased sales of new business, strong existing business ahead of long term assumptions and buoyant investment markets

-  In Wholesale: (+19%)

   o Building skill & capability - investment in people and geographies yielding results

   o In Corporate Banking - strong lending volumes, higher margins and historically low impairment loss charge driving profit growth

   o In Global Markets - leveraging business potential within the Group and broadening geographic scope of operations

   o    Davy & IBI Corporate Finance continue to perform well

-  In UKFS: (+5%)

   o    Clear strategy with focus on execution

   o Strong Mortgage growth & winning market share - back-book re-pricing complete

   o Transformed Business Banking, delivering strong volume growth and building momentum

   o    Joint ventures with UK Post Office delivering on target

-  In Asset Management Services: (-32%)

   o Harnessing our global distribution platform and building a portfolio of investment boutiques



* Based on underlying performance.
Forward-Looking Statement



This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Bank of Ireland Group's ("the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.



Basis of Preparation and Presentation



The Group has implemented International Financial Reporting Standards ('IFRS') from 1 April 2005 and the annual accounts have, for the first time, been prepared in accordance with IFRS adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union (EU).



Comparative figures for the year ended 31 March 2005 have been restated under IFRS. The Group has availed of the option in IFRS 1 (First Time Adoption of International Financial Reporting Standards) not to apply IAS 32 (Financial
Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments:
Recognition and Measurement) and IFRS 4 (Insurance Contracts) to the comparative figures for the year ended 31 March 2005. Accordingly statutory comparative information in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group's accounting policies under Irish Generally Accepted Accounting Principles (IR GAAP). A consolidated opening balance sheet incorporating the initial effect of implementing IAS 32, IAS 39 and IFRS 4 as at 1 April 2005 is presented on page 54.



However, given the impact of IAS 32, IAS 39 and IFRS 4, the Group is also providing detailed comparative information on a pro-forma basis that includes the estimated effect of these standards for the year ended 31 March 2005 to facilitate inter-period comparison. These standards impact the accounting for derivatives, income recognition on loans (Effective Interest Rate (EIR)), accounting for insurance contracts, impairment provisioning and the classification of financial instruments. The pro-forma comparative information for the 12 Months to 31 March 2005 does not adjust for the impact of accounting for derivatives (hedge accounting) and impairment provisioning.



The results for the year to 31March 2006 with pro-forma comparatives for the year to March 2005 are presented on page 15. A reconciliation of the Group Income Statement for the twelve months to 31 March 2005 on a statutory IFRS basis to a pro-forma basis is set out on page 25.



The Group and Divisional results for the year ended 31 March 2005 have been prepared on a pro-forma basis to ensure that the underlying performance trends inherent in the business are explained. To further enhance comparability between both periods certain non-core items are excluded from our analysis of Group and Divisional performance. These non-core items are set out on page 1 of this document.



Transition to IFRS



The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition. IFRS 1 applies when an entity first adopts IFRS and provides certain transition provisions.



The Bank of Ireland Group has used the following exemptions granted under IFRS
1:

- Business combinations: The Group has availed of the exemption and has not restated the group accounts for any acquisitions or business combinations that took place prior to 1 April 2004.

- Fair value or revaluation as deemed cost: The Group has availed of the exemption to treat fair value as deemed cost at transition on 1 April 2004 in respect of adaptations to the properties existing at that date.

- Employee benefits: The Group has elected to recognise all cumulative gains and losses on defined benefit pension schemes at 1 April 2004.

- Cumulative translation differences: The Group availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS at 1 April 2004.

- Share-based payment transactions: The Group availed of the exemption only to apply IFRS 2 to share based payments granted on or after 7 November 2002 that have not vested before 1 January 2005.

- Comparative restatement: The Group availed of the option not to apply IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts) to the comparative figures for the year ended 31 March 2005.


Group Chief Executive's Comments



The year to 31 March 2006 was one of strong profit growth for the Bank of Ireland Group. We achieved this through record business levels in our main divisions, aggressive cost management and by reaping the emerging benefits of our focused investment strategy. We also met our goal of stepping up the implementation of our business strategy where we made significant progress on a number of fronts. We are ahead of target in Year 1 of our Strategic Transformation Programme and we are creating clear differentiation with our competitors through our "Changing for You" customer service programme. This highly satisfactory performance for the year has been achieved while maintaining excellent asset quality.



The progress we made is reflected in our financial results for the year where total profit before tax was up 31% to EUR1,599 million with basic earnings per share also up 31% to 136.4c. Underlying profit before tax, which excludes non-core items, was up 16% to EUR1,393 million with underlying earnings per share at 118.5 cent, also an increase of 16% on the previous year. The Group cost/ income ratio reduced by almost 3% in line with our goal of improving efficiency and our impairment loss charge at 11 basis points (bps) reflects strong underwriting skills and the benign credit environment. These results continue a well-established trend making this our 15th consecutive year of profit growth and our 14th successive year of dividend growth.



The basis for these results is our positioning in Europe's two best performing economies with Ireland and the UK accounting for 86% of Group profits. Ireland has significantly outshone the rest of Europe in economic growth over the past decade while the UK has also consistently outperformed the eurozone. Both of these trends are forecast to continue giving us confidence for further profit growth in our two main markets.



Bank of Ireland Group has a well-established business strategy. We aim to be the number one bank in Ireland with dynamic businesses growing internationally by:

-   maximising returns from our leading position in Ireland

-   substantially growing our businesses in the UK

-   growing our portfolio of niche, skill-based businesses internationally



Over the past year we have embarked on a programme of actions designed to step up the implementation of this strategy in order to deliver superior results and also to build an organisation capable of sustained growth in an efficient and streamlined manner. We have delivered on this objective against the committed timelines.



Our Retail business in the Ireland had a very strong year made possible by our excellent distribution network and unique sales effectiveness model. We made good progress in achieving greater efficiency while also continuing to invest directly in customer service. We delivered on a key strategic commitment with the launch of our customer programme - "Changing for You". This underlines the Bank's commitment to real customer differentiation and includes additional staff in branches, improved branch layout, active queue management initiatives and enhanced phone and online services. In an increasingly competitive environment our broadly based multi-channel distributions franchise and our superior products and services continue to deliver profitable growth.



Bank of Ireland Life is now a market leader for life and pensions new business and enjoyed a successful year with excellent new business volume. The Life business has consistently taken a leadership role in the development of SSIA products. These products mature over the next year, and we have been first to market with an innovative set of competitive products to enable customers to gain the maximum benefit from their maturing savings.



We concluded the review of our UK Division during the year with the disposal of the Bristol & West branch network. At the same time we completed the Business Improvement Programme and continued our investment programme resulting in strong loan growth of 46% in our business banking activities in this market. We have also made good progress in our business relationship with the UK Post Office, as it continues to significantly build its customer base from 100,000 in May 2005 to 475,000 in May 2006 exceeding our ambitious target of 400,000 customers.
With the restructuring of our business in the UK now complete, including the incorporation of both the Post Office Financial Services (POFS) and First Rate Travel Services (FRTS) into this Division, we now have a clear focus in the UK on business banking, mortgage lending and consumer financial services and we are targeting strong growth in this Division in the coming year.



The development of our international niche businesses also continued during the year with Corporate Banking opening offices in Paris and Frankfurt, Global Markets opening a Treasury operation in London and the acquisition of 71.5% of Guggenheim Advisors providing us with a greater product range for our distribution platform in Asset Management Services.



Our Strategic Transformation Programme has achieved cost savings of EUR35 million in Year 1 against a target of EUR30 million and we have clear line-of-sight on the delivery of the second year target of EUR75 million. Just as importantly we have made significant progress in transforming the organisation model in Bank of Ireland that will continue to deliver benefits as we grow the business.



The Group has strong capital resources and our approach to capital management ensures that we have adequate capital to support our business plans. We constantly strive to provide a mix of capital that meets the objectives of both equity and debt investors and delivers superior returns from efficient capital management.



This has been a year of significant change for the Bank of Ireland Group. While delivering an excellent growth and profit performance, we have also taken significant steps in transforming the business for the future. We have made efficiency a core objective by starting to build an organisation capable of strong growth without adding costs in the same proportions. We undertook to invest in the business and spend "good" costs where there was a clear opportunity for our customers and stockholders. We committed to taking the quality of our customer service to a whole new level of excellence in an increasingly competitive and demanding environment. The core purpose of this strategy is to build a sustainably growing business for the future. We have made significant progress on achieving this objective in 2005/06.



Our employees in Bank of Ireland continue to be a key factor in the progress of the business. During a year of great change they have shown resilience, determination and, above all, an unrelenting commitment to putting the customer first. We are fortunate to benefit from this key differentiating factor where the quality of advice, service and product innovation helps us to win and retain ever-increasing numbers of satisfied customers.



Outlook:

Continuing positive economic prospects in our main markets, the inherent strengths of our businesses, excellent cost and efficiency management and prudent, targeted investment will deliver strong growth across the Group whilst maintaining our robust capital position. We will continue to meet our strategic commitments, step up the pace of our delivery and I am confident of another year of strong performance in 2006/07.




Divisional Performance



As set out in the Basis of Preparation and Presentation (page 3) the Group's financial performance is explained on the basis of pro-forma results excluding the distorting impact of non-core items which are detailed on page 15 of this document.


Divisional Performance: Profit Before Tax

                                                                     % Change
                                                   Pro-forma      March 2006 over       Statutory
                               31 March 2006     31 March 2005    Pro-forma March     31 March 2005
                                                                        2005
                               EUR million        EUR million                          EUR million

Retail Republic of Ireland          550               465                18                474
Life                                134                81                65                135
Wholesale Financial Services        386               325                19                334
UK Financial Services               349               332                 5                356
Asset Management Services            85               125              (32)                125
Group Centre                      (111)             (122)                 9              (128)
Underlying profit before tax      1,393             1,206                16              1,296
Non-core items                      206                14                 -                 14
Profit before tax                 1,599             1,220                31              1,310



Retail Republic of Ireland



Retail Republic of Ireland reported an excellent performance for the year to 31 March 2006 with pre-tax profit growth of 18% to EUR550 million. Total operating income rose by 11% and expenses rose by 6% representing a very satisfactory income/cost relative performance. This achievement reflects the continuing strength of our domestic franchise and customer proposition and has been driven by strong volume growth, higher fee income, well-managed costs and strong asset quality.


Retail Republic of Ireland: Income Statement

                                               Pro-forma         % Change         Statutory
                            31 March 2006    31 March 2005    March 2006 over   31 March 2005
                             EUR million      EUR million      Pro-forma March    EUR million
                                                                   2005
Net interest income             1,119            1,020               10              1,019
Other income*                     356              314               13                316
Total operating income          1,475            1,334               11              1,335
Total operating expenses        (871)            (818)                6              (810)
Impairment losses on loans
and advances
                                 (54)             (51)                6               (51)
Profit before tax                550              465                18                474

* Includes share of associates/joint ventures.



Performance was enabled by a continuing favourable economic environment and demographics in Ireland:

- clear strategic focus on service excellence delivered through our " Changing for You" Customer Programme

-   highly effective and responsible sales model

-   leading multi-channel distribution capability



Lending and resources volumes in the Division grew by 23% and 15%, respectively. In Business Banking, targeting of the Small and Medium Enterprise sector delivered impressive results with loan growth of 23% recorded for the year. We maintained our number one position in the mortgage market with book growth of 27%, while new advances grew by 29%. Personal lending volumes increased by 13% for the year.



Net Interest Income rose by 10% reflecting volume growth as well as a further narrowing of net interest margin. Net interest margin in the Division continues to be impacted by:

-   the effect of the low interest rate environment on liability margins

- the higher rate of loan growth compared with resources leading to higher wholesale borrowings

-   changing product mix

-   competition



Other Income, including the income from associated companies and joint ventures, rose by 13% driven particularly by strong growth in business banking, private banking and credit cards.



The impairment losses on loans and advances were EUR54 million or 15 bps as a percentage of advances, down from 18 bps in the prior year.



Costs were well managed with the cost/income ratio for the Division down over 2 percentage points to 59.1%. Cost growth of 6% included a significant increase in the pension charge arising from IAS 19. Excluding this IAS 19 impact, costs growth was 4% - a very satisfactory performance.



Bank of Ireland Life



Bank of Ireland Life, the Group's life and pensions business, reported a highly impressive IFRS profit performance with growth in operating profits of 43% to EUR113 million and growth in profit before tax of 65% to EUR134 million. The ongoing success of our sales effectiveness model and strength of our multi-channel distribution network increased our market share by a further one percentage point to 25%.



IFRS Performance


Bank of Ireland Life: Income Statement

                                          Pro-forma          % Change         Statutory
                       31 March 2006    31 March 2005    March 2006 over    31 March 2005
                         EUR million        EUR million      Pro-forma March      EUR million
                                                               2005
Income                      208              172                 21               212
Costs                      (95)             (93)                  2              (93)
Operating Profit            113               79                 43               119
Investment variance          17                2                  -                16
Discount rate change          4                -                  -                 -
Profit before tax           134               81                 65               135



The life business achieved excellent APE (annual premium equivalent) sales volumes of 30% to EUR387 million, and experienced continued favourable mortality and persistency variances together with rising equity markets. Profitability benefited from a positive investment variance of EUR17 million, and a reduction in the risk discount rate (the rate at which we discount future insurance liabilities) of 0.5% to 7.5%. Bank of Ireland Life continues to invest significantly in its administrative platforms to improve efficiency and has recently completed the move to a single platform for administering our sales and applications processing for the life business.



The economic and demographic backdrop to our life business in Ireland is very supportive: a strong economy, a growing population, significant job creation, rising incomes, an excellent savings ratio and the need for substantial investment in personal pension provision providing significant opportunities. The outlook remains very positive.



Embedded Value Performance



The alternative method (which is widely used by the life insurance industry) of presenting the performance of our Life business is on an embedded value basis. The embedded value basis translates estimated future distributable earnings to a present value and is set out in the following table. Under this treatment, our Life business also shows an excellent performance with operating profit up 22% and profit before tax up 51%. Both new business and existing business performed well, with growth of 32% and 16% respectively, in the year to 31 March 2006.
The impact of economic environment changes, such as a strong equity market and low interest rates, also had a positive impact.


Bank of Ireland Life: Embedded Value Income Statement

                                     31 March 2006      31 March 2005     %  Change 31 March 2006
                                                                             over 31 March 2005
                                       EUR million       EUR million
New business profits                       78                 59                     32
Existing business profits                  94                 81                     16
-    Planned return on  capital            66                 59                     12

-    Experience variance                   20                 18                     11
-    Assumption changes                     8                  4                    100
Investment income on free funds             5                  5                      -
Inter-company payments                   (32)               (26)                     23
Operating Profit                          145                119                     22
Investment variance                        51                 16                      -
Discount rate change                        8                  -                      -
Profit before tax                         204                135                     51



The Embedded Value for the Life business includes a Value of Inforce asset both in respect of contracts classified as Insurance and contracts classified as Investment. In contrast, the IFRS statutory result include a Value of Inforce asset in respect of insurance contracts only.

The Value of Inforce is the discounted value of future after tax profits that will arise from insurance and investment business in the long-term fund. The key assumptions used in the calculation of this asset are the discount rate of 7.5% (2005: 8.0%), the future growth rate on unit-linked assets of 5.5% (2005: 6.0%) and the rate of tax assumed to be levied on shareholder profits of 12.5% (2005:
12.5%). Actuarial assumptions are also required in relation to mortality, morbidity and persistency rates and these have been derived from the Company's experience.


Wholesale Financial Services



Our Wholesale Division (WFS) comprises Corporate Banking, Global Markets, Davy Stockbrokers and IBI Corporate Finance. Profit before tax in WFS increased by 19% to EUR386 million for the year to 31 March 2006.


Wholesale Financial Services: Income Statement

                                              Pro-forma            % Change           Statutory
                         31 March 2006      31 March 2005      March 2006 over      31 March 2005
                           EUR million       EUR million      Pro-forma March 2005   EUR million
Net interest income           454                325                  40                 302
Other income                  243                278                (13)                 310
Total operating income        697                603                  16                 612
Total operating             (288)              (240)                  20               (240)
expenses
Impairment losses on
loans and advances           (23)               (38)                (39)                (38)
Profit before tax             386                325                  19                 334



Total operating income rose by 16% to EUR697 million for the year to 31 March 2006 driven by strong lending volumes and higher margin in Corporate Banking. In addition, income figures for Burdale, our UK asset-based lender that we acquired in January 2005, have been included for a full year for the first time. Lending volumes increased by 35% and margins improved reflecting a shift in loan mix towards the higher margin business in acquisition finance, property and asset-based lending.



The application of IAS 32 and IAS 39 in the current year has the effect of recognising certain income streams as Net Interest Income, which in the prior year would have been recognised as other income. Excluding the impact of IAS 32 and IAS 39 Net Interest Income rose by 28% with Other Income broadly in line with the prior year.



There were two main drivers of operating expenses within the Division; investment costs and staff related costs.



Investment costs in Corporate Banking and Global Markets added 8% to total cost growth with an increase in front line staff, opening of offices in Paris and Frankfurt, the expansion of our activities in the UK and the US and the inclusion of the costs of Burdale for a full year.



Increased staff costs across the Division arising from salary inflation and performance related pay added 8% to total Operating Expenses. Pension costs arising from IAS 19 and increased compliance costs arising from initiatives under IFRS, Basel II and Sarbanes-Oxley (SOx) added a further 2% to the operating costs of the Division. In total, these costs together with other volume related costs contributed cost growth within the Division of 20%.



Credit quality remains excellent with impairment losses on loans and advances of EUR23 million, or 12bps when expressed as a percentage of the loan portfolio. This compares to EUR38 million or 26bps in the prior year. Our continued strong credit performance is being driven by the benign credit environment supported by our active approach to credit management.




Wholesale Financial Services: Business Unit Profit Before Tax

                                             Pro-forma           % Change
                        31 March 2006      31 March 2005      March 2006 over
                          EUR million          EUR million        Pro-forma March
                                                                   2005
Corporate Banking            213                159                  34
Global Markets               134                124                   8
Other (including Davy
& IBI Corporate
Finance)                      39                 42                 (7)
Total                        386                325                  19



Corporate Banking delivered particularly strong profit growth of 34% for the year. The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skills based activities. This is yielding results with the delivery of impressive loan and profit growth and improved customer satisfaction.



Our niche-lending teams are enabling the successful expansion into sectors such as media, asset-based lending and UK and European property. Our new offices in Paris and Frankfurt, together with the increased resources in the UK and US, provide us with greater presence and diversification in these important markets. In addition, we are increasingly taking lead roles in the arranging and structuring of syndicated transactions.



Our Global Markets business delivers a comprehensive range of risk management products to the Group's customer base and acts as Treasurer for the Group. Profit for the year increased by 8% and we retained our leading market position with 27% share of the commercial customer foreign exchange market in Ireland. Our focus for the year has been to broaden the geographic scope of our activities with the opening of a treasury operation in London, further build on our technical capability with the recruitment of highly-skilled teams and work closely with other Group divisions to deliver an integrated service to our customers.



The other businesses within the Division, Davy and IBI Corporate Finance continued to perform well.



UK Financial Services (UKFS)
(local currency)


UK Financial Services: Income Statement

                                                    Pro-forma         % Change        Statutory
                                 31 March 2006    31 March 2005   March 2006 over   31 March 2005
                                   GBP  million     GBP million     Pro-forma March    GBP  million
                                                                        2005
Net interest income                   493              429               15              421
Other income                           63              135             (53)              159
Total operating income                556              564              (1)              580
Total operating expenses            (329)            (366)             (10)            (366)
Impairment loss provision            (17)                7                -                7
Share of associates & JV               28               22               27               22
(profit after tax)
Profit before tax                     238              227                5              243



During the year some organisational changes were made to further streamline the management and reporting of our activities in the UK:

-   Post Office Financial Services (POFS) was transferred to our UKFS Division.

- First Rate Travel Services (FRTS), our personal foreign exchange travel service joint venture with the UK Post Office, was transferred from our Wholesale Division to our UKFS Division.



The UKFS Division now comprises Mortgages, Business Banking and Consumer Financial Services. The latter represents a grouping of our businesses with the UK Post Office (POFS and our 50% share of FRTS). Profit before tax increased by 5% for the year.



The Divisional performance is not directly comparable, particularly at Income Statement line item level, as the disposal of the Bristol and West branch network in the current year and Chase de Vere in the prior year impact the year-on-year analysis of income and cost growth.



Net Interest Income rose by 15% to GBP493 million for the year to 31 March 2006. Excluding the impact of the disposals mentioned above and the impact of the application of IAS 32 and IAS 39 in the current year, Net Interest Income grew by 13%. Strong volume growth of 29% was a key driver of this performance, with volume gains being partially offset by margin attrition arising from the continuing impact of asset growth outpacing the growth of liabilities, the disposal of the Bristol and West branch network together with the impact of mortgage back book repricing which has now finished.



Other Income fell by 53%, and was again impacted by the effect of the disposals and our first time application of IAS 32 and IAS 39, which has seen income recognised as Net Interest Income which would have been recognised as Other Income in prior years. Excluding the impact of these items Other Income was up 7% compared to the prior year.



Operating Expenses fell by 10% to GBP329 million for the year to 31 March 2006. Excluding the impact of disposals, Operating Expenses grew by 10% in the year due to investment costs, marketing expenditure relating to new product launches in POFS and other volume related expenditure.



Impairment losses on loans and advances are GBP17 million for the twelve months to 31 March 2006 compared with a GBP7 million credit in the prior year, due to a technical impairment loss provision release. Excluding the impact of this impairment loss provision release the 31 March 2005 impairment loss represented a charge of GBP3 million. The current year's charge of GBP17 million represents 5 bps of the average advances in UKFS.


UK Financial Services: Business Unit Profit Before Tax

                                                 Pro-forma          % Change
                             31 March 2006     31 March 2005    March 2006 over
                             GBP  million       GBP million      Pro-forma March
                                                                     2005
Mortgages                         134               125                 7
Business Banking                  114               115               (1)
Consumer Financial
Services:
-  POFS                          (22)              (32)                31

-  FRTS                            28                26                 8
                                    6               (6)                 -
Disposed business
activities:
  (BWFS & Chase de Vere)          (3)               (3)                 -
Other*                           (13)               (4)                 -
Total                             238               227                 5

* Note: includes the amortisation of intangible assets associated with the UK Post Office Financial Services (March 2006:GBP8m, March 2005: GBP8m). The prior year also includes the benefit of GBP7 million gain on disposal of a loan book.



The Mortgage business delivered profit of GBP134 million, an increase of 7% for the year. The mortgage book increased by 22% with particularly strong growth in both our self-certified and buy-to-let specialist portfolios, which increased 48% and 36% respectively. The specialist book now represents 45% of the mortgage portfolio. Our commitment to service excellence, and a particular focus on the intermediary channel which represents 90% of our overall business, has resulted in this strong mortgage book growth. The book margin remained stable and the quality of our loan book remains high with loan arrears significantly below the industry average.



Profit before tax from Business Banking was broadly flat for the year to 31 March 2006 as a result of the inclusion of a GBP10 million technical impairment loss provision release in the year to 31 March 2005. Excluding the impact of this, profit before tax increased by 9%. Our investment in the recruitment of experienced relationship managers has delivered excellent results with year on year loan growth of 46% and resources growth of 10%. Throughout the year we have continued to focus on the achievement of balanced growth in the property, mid-corporate and SME markets and have further developed our expertise in selected niches including healthcare, hotels and debtor finance.



Consumer Financial Services comprises our joint venture businesses with the Post Office following the strategic divestment of the Bristol & West branch network during the year. It was a successful year for POFS as it continued to build its customer base from 100,000 in May 2005 to 475,000 in May 2006. The insurance customer base reached 290,000 and there was a strong response to its new 2-in-1 credit card product, the first of its kind in the UK market. Operating losses reduced from the prior year by GBP10 million to GBP22 million as revenues grew strongly. FRTS performed well during the year with the continued roll-out of the network expansion for the foreign exchange service through the UK Post Office branch network. The Bank of Ireland share of the profit of the joint venture was GBP28m post-tax, an increase of 8% over the prior year. FRTS has firmly established a leading market position in the UK with 30% market share of the personal foreign exchange market.


Asset Management Services

Asset Management Services: Income Statement

                                               Pro-forma         % Change          Statutory
                           31 March 2006     31 March 2005    March 2006 over    31 March 2005
                           EUR  million       EUR million     Pro-forma March     EUR  million
                                                                   2005
Net interest income               7                 4                75                 4
Other income                    215               252              (15)               252
Total operating income          222               256              (13)               256
Total operating expenses      (137)             (131)                 5             (131)
Profit before tax                85               125              (32)               125



Asset Management Services (AMS) comprises Bank of Ireland Asset Management
(BIAM), Bank of Ireland Securities Services (BoISS) and our holdings in Iridian Asset Management (84%) and Guggenheim Advisors (71.5%). Profit before tax for the Division for the year to 31 March 2006 was EUR85 million, a decrease of 32% over the prior year, reflecting the full year impact of the mandate losses since September 2004.



Fund outflows from BIAM continued, but at a slower pace, with funds under management at the year-end of EUR45.1 billion compared to EUR44 billion on 30 September 2005 and EUR46.9 billion on 31 March 2005. While the performance of equity markets broadly offset the impact of these fund outflows, the outflows from our international business have been at higher margins than the new assets flowing into our domestic business.



BoISS, the custody and fund administration arm of the Group, continued to develop its niche positioning in the securities services arena. During the year, BoISS added 10 new substantial relationships to its international client base, which is drawn from more than 20 countries globally.



Iridian Asset Management, is our US based investment manager of large cap and mid cap US equities which focuses on foundations and the not-for-profit sector. Funds under management increased by 4% to US$10.7 billion. We acquired a further 8% of Iridian during the year and plan to acquire the remaining 16% in equal tranches over the next 2 fiscal years.



We completed the acquisition of 71.5% of Guggenheim Advisors on 31 January 2006, a US fund of hedge funds manager focusing on institutional and high net worth clients. Funds under management at Guggenheim Advisors were US$2.9 billion at 31 March 2006.



The Asset Management Division is an important part of the Group's ambition to broaden our activities in international skills-based businesses. Our strategy is to build a diversified portfolio of discrete investment boutiques and to distribute their products through the global distribution platform that we have built up over the years. Considerable progress has been made in achieving this ambition with a particular focus on alternative investments, as demonstrated by the investment in Guggenheim Advisors.



Group Centre



Group Centre, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units, had a net cost of EUR111 million in the year to 31 March 2006, compared to EUR122 million in the prior year.



Improved income of EUR22 million is driven by the impact of higher retentions partly offset by funding costs arising from additional capital raised during the year. Higher costs of EUR11 million are largely due to increased compliance-related spend (predominantly Sarbanes-Oxley and Basel II).




Review of Group Performance

Group Income Statement

Group Income Statement

                                                                      % Change
                                                       Pro-forma   March 2006 over    Statutory
                                       31 March 2006 31 March 2005 Pro-forma March  31 March 2005
                                                                        2005
                                       EUR  million   EUR million                    EUR  million
Net interest income                        2,307         1,971           17             1,931
Other income                               1,132         1,207           (6)            1,329
Total operating income (net of             3,439         3,178            8             3,260
insurance claims)
Operating expenses                       (1,988)       (1,923)            3           (1,915)
Impairment losses on loans and             (103)          (79)           30              (79)
advances
Share of associates and joint ventures        45            30           50                30
(post tax)
Underlying profit before tax               1,393         1,206           16             1,296

Disposal of business activities              176            11            -                11
Gross up for policy holder tax in the         69            26            -                26
Life business
Hedge ineffectiveness on transition to       (7)             -            -                 -
IFRS
Impairment loss provision write back           -           100            -               100
Restructuring programmes                    (32)         (123)            -             (123)
Total non-core items                         206            14                             14
Profit before tax                          1,599         1,220           31             1,310

Taxation                                   (303)         (237)           28             (256)
Minority interest                              9             7           29                 1
Dividends to preference stockholders        (13)          (10)           30               (8)
Profit attributable to ordinary            1,292           980           32             1,047
stockholders
Basic EPS c per share                      136.4c        103.9c          31             111.1c
Underlying EPS c per share                 118.5c        102.3c          16                 -



The following commentary is based on the Group's performance excluding the impact of non-core items. A reconciliation of the impact of these non-core items on the income statement line items is shown on pages 22, 23 and 24 of this document.



Income



Total income increased by 8% to EUR3,439 million driven by strong lending growth across the Group, together with the excellent performance from our fee-earning businesses in our Life business, Retail Republic of Ireland, UK Financial Services and Wholesale Financial Services. Total income after adjusting for the impact of acquisitions and disposals increased 11% year on year.


Total Income

                                                                      % Change
                                                     Pro-forma   March 2006 over    Statutory
                                         31 March     31 March   Pro-forma March  31 March 2005
                                           2006         2005           2005
                                                                                   EUR  million
                                       EUR  million  EUR million
Total operating income                    3,439        3,178            8             3,260
Acquisitions:

Burdale & Guggenheim Advisors              (27)          (4)            -               (4)
Disposals:

Chase de Vere & Bristol & West branch      (31)        (127)            -             (127)
network
Total income excluding impact of
acquisitions and disposals                3,381        3,047           11             3,129



Net Interest Income increased by 17% for the year to 31 March 2006. This performance has been impacted by the distorting effect of income streams associated with acquisitions and disposals during the current and prior year, together with the impact of the application of IAS 32 and IAS 39 in the current year. These standards had the effect of recognising certain income streams as Net Interest Income which in the prior year would have been recognised as Other Income. The financial reporting impact of our first time application of IAS 32 and IAS 39 was to increase Net Interest Income by EUR78 million with a corresponding decline in Other Income.


Net Interest Income

                                                                     % Change
                                                     Pro-forma   March 2006 over    Statutory
                                         31 March     31 March   Pro-forma March  31 March 2005
                                           2006         2005           2005
                                                                                   EUR million
                                       EUR  million EUR million
Net interest income                       2,307        1,971            17            1,931
-  Acquisitions: Burdale &
   Guggenheim Advisors
                                           (15)          (3)             -              (3)
-  Disposals: Chase de Vere &                                            -
   Bristol & West branch network           (18)         (47)                           (47)
-  IAS 32 and 39 impact                    (78)            -             -                0

Net interest income excluding impact
of acquisitions and disposals & IAS 32
and 39                                    2,196        1,921            14            1,881



Net Interest Income, excluding the impact of the above items, increased by 14% to EUR2,196 million in the year to 31 March 2006. This was driven by strong loan and resource growth. Loans to customers increased by 27% and resources grew by 3% (15% excluding the impact of the disposal of Bristol & West branch network and its related deposit book). Loan growth was strong across all businesses in the Group. Exposure to strongly performing economies, together with the delivery from our investment in our UK Business Banking and Corporate Banking teams, have been key drivers of this performance. Strong resource growth in Ireland of 12% was largely offset by the disposal of the Bristol & West deposit book resulting in Group resource growth of 3% for the year to 31 March 2006. The strength of our domestic franchise, supported by the scale of our multi-channel distribution network, is key to the continued strong performance of our Retail volumes in Ireland.


Group Net Interest Margin

                                                                                % Change
                                                             Pro-forma      March 2006 over
                                       31 March 2006       31 March 2005    Pro-forma March
                                                                                  2005
Average interest earning assets (EUR
billion)
Domestic                                      84                64                 31
Foreign                                       45                38                 18
Total                                        129               102                 26
Margin (%)
Domestic net interest margin                1.87              2.09             (22 bps)
Foreign net interest margin                 1.63              1.69             (6 bps)
Group net interest margin                   1.79              1.94             (15 bps)
IAS 32 and 39 impact                      (0.06)                 -              (6 bps)
Adjusted net interest margin                1.73              1.94             (21 bps)



The Group net interest margin decreased by 15bps to 1.79% at 31 March 2006 compared to 1.94% at 31 March 2005 on a pro-forma IFRS basis. Excluding the impact of IAS 32 and IAS 39, the margin decline was 21 bps. The main drivers of margin attrition are:

- Balance sheet structure where there was an increase in wholesale funding as loan growth continued to outpace deposit growth. Wholesale funding has increased from 35% to 46% of total funding over the year to 31 March 2006, with 6% of this increase due to the sale of Bristol & West branch network and its related deposit book.

- The lower returns being earned on the investment of credit balances customer funds held in non interest-bearing current accounts) in the current low interest rate environment. The Bank of Ireland policy is to re-invest credit balances on average over a four year investment horizon. As interest rates remain low we are re-investing funds, that are maturing from a higher interest rate environment at lower rates. The low interest rate environment also has an impact on other liability margins.

- Product mix where the impact of volumes in lower margin products, including mortgages and corporate banking loans, growing faster than higher margin products.

- Competitive pressure impacting lending and deposit pricing in Ireland.



Net interest margin has also been impacted by the re-pricing of the UK mortgage back-book which is now complete and the sale of the Bristol & West deposit book. The pace of margin attrition going forward is expected to decline as the rate of loan growth relative to resource growth is likely to moderate and the increasing interest rate environment starts to positively impact liability margins.



Other Income fell by 6% during the year. This performance was affected by our application of IAS 32 and IAS 39 and the distorting effect on income streams from acquisitions and disposals. Excluding these items Other Income has increased by 5% to EUR1,185 million in the year to 31 March 2006.


Other Income

                                                                    % Change
                                                     Pro-forma   March 2006 over  Statutory
                                         31 March     31 March   Pro-forma March   31 March
                                           2006         2005          2005           2005

                                       EUR  million  EUR million                 EUR  million
Other Income                              1,132        1,207           (6)          1,329
- Acquisitions: Burdale &
  Guggenheim Advisors                      (12)          (1)             -            (1)
- Disposals: Chase de Vere &
  Bristol & West branch network            (13)         (80)             -           (80)
- IAS 32 and 39 impact                       78            -             -              -

Other income excluding impact of
acquisitions and disposals & IAS 32
and 39                                    1,185        1,126             5          1,248



The main drivers of this increase are the excellent performance from our Life business, fee growth from our Retail businesses in Ireland where the branch network, Private Banking and Credit Card businesses performed particularly well. Our joint ventures with the UK Post Office delivered an excellent sales performance. This overall strong performance was partly offset by the decline in income from BIAM.



Operating Expenses



Total Operating Expenses increased 3% in the year to 31 March 2006, or by 8% excluding the impact of disposals and acquisitions.



Our focus on cost management has delivered a significant reduction in our cost/ income ratio which is down 2.8 percentage points from 59.9% to 57.1%.



Total Operating Expenses

                                                                         % Change
                                                          Pro-forma     March 2006     Statutory
                                                                           over
                                          31 March 2006 31 March 2005                31 March 2005
                                                                        Pro-forma
                                          EUR  million   EUR million     March 2005  EUR million
Underlying operating expenses                 1,988         1,923           3            1,915
-  Acquisitions: Burdale &
   Guggenheim Advisors                         (18)           (2)           -              (2)
-  Disposals: Chase de Vere &
   Bristol & West branch network               (37)         (131)           -            (131)
Total operating expenses excluding the
impact of acquisitions and disposals          1,933         1,790           8            1,782



The cost base in the prior year included EUR131 million relating to businesses that were sold including Chase de Vere and the Bristol & West branch network. The cost base in the current year to 31 March 2006 included costs of EUR18 million associated with operations that were acquired including Guggenheim Advisors and Burdale, our UK asset-based finance operation.



Operating Expenses during the year were also impacted by:



a) Increased compliance costs associated with the introduction of the Basel II and Sarbanes-Oxley (SOx) initiatives. The increase in expenditure relating to the introduction of these programmes is one percentage point of the increase in total Operating Expenses in the current year. Increased expenditure relating to these initiatives is expected to continue into next year.

b) Increased pension costs arising from IAS 19 added two percentage points to total Operating Expenses as a result of the lower discount rate applied to the value of pension liabilities. Under IFRS, the accounting deficit relating to the liabilities of the pension fund are carried on the balance sheet, and the costs associated with this deficit are charged through the P&L.

c) Investment costs. The Group continues to exploit growth opportunities both in our domestic markets and internationally. In Business Banking UK we expanded our Relationship Management Team. Wholesale Financial Services continued to expand the geographic scope of its operations with investment in the UK, Paris, Frankfurt and the US. These investment costs contributed two percentage points to cost growth for the year.



Excluding these items, our "business as usual" cost growth for the year was 5%. The main drivers of this cost growth during the year were salary inflation, performance-related pay and volume-related cost increases.



The Strategic Transformation Programme has delivered cost savings at Group level of EUR35 million against our target for the year of EUR30 million for the year to 31 March 2006.



A new streamlined operating model is now firmly established, consolidating previously fragmented though analogous activities into unified management and operating structures. These include the creation of the Group Manufacturing function and the consolidation of previously disparate support functions, including HR & Learning, Procurement and Facilities, under distinct leadership structures.



In our Irish Retail Division we have realised cost efficiencies in our back office and closed 8 outlets. In addition new technology has enabled the streamlining of services, for example, our branch cashier system which eliminates errors and speeds up end of day processes. The process of consolidating specialist underwriting activities in our UK mortgage business into scale-efficient locations is also well underway.



This year the creation of our Group Manufacturing function brought together all employees in our customer operations and IT areas under one management structure. Within Manufacturing the consolidation of our Contact Centre and Credit Operations is progressing well, and a number of further optimisation, consolidation and automation initiatives are now underway. This consolidation enables business growth to be supported on lower employee numbers.



In relation to the Group's support infrastructure, we have outsourced our Learning and Procurement functions to achieve significant efficiencies and build strategic capability. In addition, the Group has reached an agreement in principle to outsource Facilities Management services for Ireland. We have also made progress at consolidating and streamlining our Human Resources function and have delivered significant efficiencies within a number of other Head Office functions.



During the year we successfully concluded consultation with employee representatives, to facilitate implementation of staff aspects of the Strategic Transformation Programme.



Impairment of Loans and Advances



Asset quality across all loan portfolios remains excellent in the continuing benign credit environment.



The impairment charge for the year to 31 March 2006 amounts to EUR103 million or 11 bps when expressed as a percentage of average loans. Impairment losses on loans and advances are at historically low levels, while advances and loans to customers continue to grow strongly. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 45%, a level we are comfortable with as mortgages represent 47% of our total lending.



Total balance sheet provisions were EUR360 million at 31 March 2006, compared to EUR319 million in March 2005.


Asset Quality

                                                               % Change
                                                           March 2006 over
                                            Pro-forma      Pro-forma March     Statutory
                                                                2005
                        31 March 2006    31 March 2005                      31 March 2005
Total average customer
advances (EURbn)                 93               74               26                74
Impaired loans (EURm)           796              710               12               710
Impairment provision (EURm)     360              319               13               319

Coverage ratio                  45%              45%                                45%
Impairment losses on
loans and advances  (EURm)      103               79               30                79
Impairment losses on
loans and advances - bps      11bps            11bps                -             11bps



Share of Associates and Joint Ventures



Profit after tax from associated undertakings and joint ventures increased by 50% to EUR45 million. FRTS, our personal foreign exchange travel service joint venture with the UK Post Office is the largest contributor and continued to perform strongly during the year.




Balance Sheet - Capital and Funding



The favourable economic backdrop, together with the investment in our business building capability, in particular in our Wholesale and UK Financial Services Divisions, has driven strong loan growth across all Divisions. Growth was particularly strong in Corporate Banking, UK Business Banking and mortgages in Ireland.



Total assets increased 27% from EUR128 billion to EUR162 billion in the year to 31 March 2006. Customer loans and advances increased by 27% and total resources increased by 3%. Resources were significantly impacted by the disposal of the Bristol & West branch network and its associated deposit base. Excluding this impact, resources grew by 15%.



Risk weighted assets grew 28% from EUR75.9 billion to  EUR97.5 billion.


Division                                         % Growth March 2006 over March 2005
                                  Risk Weighted Assets  Loans and advances to        Resources
                                                              customers
Retail Ireland                             22                     23                     15
Wholesale (corporate loans)                32                     35                     15
UK Financial Services                      31                     29                   (27)
Group                                      28                     27                      3



Capital

Bank of Ireland has maintained a strong capital position. In March 2006, our Total Capital Ratio was 11.4% compared to 10.9% in March 2005. Our Tier 1 Ratio at 31 March 2006 was 7.5% compared to 7.9% in March 2005. Our capital raising programme continued during the year with both Tier 1 and Tier 2 issues being raised across a range of currencies and maturity horizons. The competitive pricing achieved reflects the high level of demand for subordinated capital issued by Bank of Ireland.

                                                31 March 2006             31 March 2005
Tier 1 -  EUR billion                                7.3                       6.0
Tier 1 Ratio - %                                     7.5                       7.9
Total Capital Ratio - %                             11.4                      10.9
Non-equity Tier 1 Ratio - EUR billion                2.6                       1.8
Risk-weighted Assets - EUR billion                   98                         76



The Group has strong capital resources and our approach to capital management ensures that we have adequate capital to support our business plans.



Funding

Funding sourced from the wholesale markets has increased from 35% to 46% of total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) between 31 March 2005 and 31 March 2006. This increase results from the strength of loan growth in our core markets and also from the one-off impact of the sale of the Bristol & West branch network and the loss of the associated deposit book of GBP4.4 billion.

Balance Sheet Funding                           31 March 2006             31 March 2005
                                                      %                         %
Deposits by banks                                    23                        18
CP/CDs                                               12                        10
Senior Debt/ACS                                      11                         7
Wholesale Funding                                    46                        35
Customer Deposits                                    41                        50
Capital/Sub Debt                                      8                         7
Other                                                 5                         8
Total                                               100                       100



Wholesale Funding is managed to ensure maximum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. The wholesale market continues to be characterised by strong investor demand for Bank of Ireland paper as demonstrated by the success of this year's new issuance programmes. These initiatives included:

-         A Canadian Commercial Paper Programme

-         A French Certificate of Deposit Programme

-         A US Extendible Note Transaction



Within our existing Asset Covered Security Programme, we launched a second successful tranche of EUR2 billion with approximately 10% of the issue placed into Asia, where we also successfully completed a Private Placement of Medium Term Notes.



The Group remains well placed to access wholesale funding sources. The Group funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner.



Effective Tax Rate



The Group taxation charge was EUR303 million for the year ending 31 March 2006. This compares with EUR237 million on an IFRS pro-forma basis for the year to 31 March 2005.



Excluding the tax impact of non-core activities the Group taxation charge was EUR238 million for the year to 31 March 2006. This compares with EUR213 million on an pro-forma basis for the year to 31 March 2005. The effective tax rate on our core activities for 2006 was 17.1%, compared to 17.7% in the prior year.



The taxation charge for 31 March 2006 includes EUR20 million (2005: EUR26 million) in respect of the Government levy. This levy was introduced by the Irish Government for a three-year period commencing January 2003 and expired in December 2005.



Dividend



The Court has recommended a final dividend of 34.3 cent. The recommended final dividend together with the interim dividend of 18.2 cent results in a total dividend of 52.5 cent for the year ended 31 March 2006, an increase of 15%.



The final dividend will be paid on or after 28 July 2006 to stockholders who are registered as holding ordinary stock at the close of business on 30 June 2006.



ROE



Return on equity, excluding the impact of non-core items (set out on page 1) was 24% for the year to 31 March 2006, compared with 23% in the previous year.



Income Statement 31 March 2006 - Business Segments


Year ended 31 March 2006

              Net         Insurance net    Other   Total Insurance   Total  Operating  Impairment   Share of    Profit
           Interest       premium         Income  Income   Claims   income,   expenses losses on    income    before
            Income        income                                    net of              loans &     from     taxation
                                                                  insurance             advances  associates
                                                                     claims
Retail
Republic of
Ireland     1,119             -            351     1,470       -      1,470      (871)       (54)          5       550
BOI Life        8         1,264            612     1,884  (1,655)       229       (95)          -          -       134
Wholesale
Financial     454             -            243       697        -       697      (288)       (23)          -       386
Services
UK Financial
Services      722             -             94       816        -       816      (481)       (26)         40       349
Asset
Management      7             -            215       222        -       222      (137)          -          -        85
Services
Group Centre  (3)            34           (15)        16     (11)         5      (116)          -          -     (111)

Group -
underlying 2,307          1,298          1,500     5,105  (1,666)     3,439    (1,988)      (103)         45     1,393

Sale of
business
activities     -              -            176       176        -       176          -          -          -       176
Gross up of
policyholder
tax in the
Life business  -              -             69        69        -        69          -          -          -        69
Hedge
ineffectiveness
on transition
to IFRS        -              -            (7)       (7)        -       (7)          -          -          -       (7)
Restructuring
programme      -              -              -         -        -         -       (32)          -          -      (32)

Group total 2,307         1,298          1,738     5,343  (1,666)     3,677    (2,020)      (103)         45     1,599



The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.

Pro-forma Income Statement 31 March 2005 - Business Segments

Year ended 31 March 2005

              Net     Other Income     Total     Insurance    Total    Operating   Impairment   Share of   Profit
         Interest        including    Income        Claims   income,    expenses    losses on     income   before
           Income    insurance net                           net of                   loans &       from  taxation
                           premium                         insurance                advances    associates
                            income                           claims

Retail
Republic
of
Ireland     1,020            316      1,336          -      1,336        (818)        (51)        (2)        465
BOI Life        6            914        920      (746)        174         (93)           -          -         81
Wholesale
Financial     325            278        603          -        603        (240)        (38)          -        325
Services
UK Financial
Services      628            198        826          -        826        (536)          10         32        332
Asset
Management
Services        4            252        256          -        256        (131)           -          -        125
Group Centre (12)              1       (11)        (6)       (17)        (105)           -          -      (122)

Group -
underlying 1,971           1,959      3,930      (752)     3,178       (1,923)        (79)         30      1,206

Profit on
sale of
business
activities     -              11         11         -         11             -           -          -         11
Gross up of
policyholder
tax in the
Life business  -              26         26         -         26             -           -          -         26
Impairment
loss write     -               -          -         -          -             -         100          -        100
back
Restructuring
programme      -              13         13         -         13         (136)           -          -      (123)

Group total 1,971          2,009      3,980     (752)      3,228       (2,059)          21         30      1,220



The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.

Statutory IFRS Income Statement 31 March 2005 - Business Segments



Year ended 31 March 2005


              Net     Other Income     Total     Insurance    Total    Operating   Impairment   Share of   Profit
         Interest        including    Income        Claims   income,    expenses    losses on     income   before
           Income    insurance net                           net of                   loans &       from  taxation
                           premium                         insurance                advances    associates
                            income                           claims

Retail
Republic
of
Ireland      1,019           318      1,337          -       1,337       (810)          (51)        (2)        474
BOI Life         6         2,438      2,444    (2,216)         228        (93)             -          -        135
Wholesale
Financial      302           310        612          -         612       (240)          (38)          -        334
Services
UK Financial
Services       617           233        850          -         850       (536)            10         32        356
Asset
Management
Services         4           252        256          -         256       (131)             -          -        125
Group Centre  (17)             -       (17)        (6)        (23)       (105)             -          -      (128)

Group -
underlying  1,931         3,551       5,482    (2,222)       3,260     (1,915)          (79)         30      1,296

Profit on
sale of
business
activities      -            11          11          -          11           -             -          -         11
Gross up of
policyholder
tax in the
Life business   -            26          26          -          26           -             -          -         26
Impairment
loss write      -             -           -          -           -           -           100          -        100
back
Restructuring
programme                    13          13                     13        (136)            -          -      (123)

Group total 1,931         3,601       5,532     (2,222)      3,310      (2,051)           21         30      1,310



The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.





Reconciliation of IFRS Statutory to Pro-forma IFRS

Consolidated Income Statement for Year Ended 31 March 2005

EUR million                             IFRS      Effective      Debt/      Life       IFRS
                                                   Interest                         Pro-forma
                                     Statutory       Rate       Equity
Net interest income                    1,931           44          (4)         -      1,971
Other income                           3,601         (68)          -       (1,524)    2,009
Total operating income                 5,532         (24)         (4)      (1,524)    3,980
Insurance claims                     (2,222)            -           -        1,470    (752)
Total operating income net of          3,310         (24)         (4)         (54)    3,228
Insurance Claims
Operating expenses                   (2,051)          (8)           -            -  (2,059)
Impairment losses on loans &              21            -           -            -       21
advances
Income from associates and joint          30            -           -            -       30
ventures
Profit before taxation                 1,310         (32)         (4)         (54)    1,220
Non core items
Disposal of business activities         (11)            -           -            -     (11)
Grossing up for policyholder tax in     (26)            -           -            -     (26)
the Life business
Restructuring programme                  123            -           -            -      123
Write back of impairment loss          (100)            -           -            -    (100)
provision
Profit before tax - excluding non      1,296         (32)         (4)         (54)    1,206
core items





The pro-forma accounts restate the IFRS statutory performance, as if the effective interest method, accounting for investment contracts in the Life business and classification of financial instruments, had been applied for the year to 31 March 2005. The pro-forma income statement has not been restated for the impact of accounting for derivatives (hedge accounting) and impairment provisions. The pro-forma adjustments are described below.



Effective Interest Rate (EIR). On transition to IFRS, IAS 32 and IAS 39 required the recognition of interest income and expenses to the income statement using the effective interest rate. The application of IFRS has resulted in certain upfront fees and expenses being included in interest income and spread over the expected life of the underlying asset, rather than being taken upfront. This reclassification can be seen in the table above, with Net Interest Income increasing by EUR44 million and Other Income being reduced by EUR68 million. The overall impact of our application of EIR in the pro-forma accounts to 31 March 2005 was to reduce profit before tax by EUR32 million.



Life (IFRS 4/ IAS 39). On transition to IFRS certain long-term contracts written by the Life business were required to be classified as either insurance or investment contracts. Income recognition for those contracts which meet the IFRS 4 criteria for insurance contracts was unaffected on transition to IFRS. Those contracts which meet the IFRS 4 criteria for investment contracts are accounted for on the basis of IAS 39. IAS 39 requires that income earned and costs incurred will be recognised over the life of the investment contract. The overall impact of our application of IFRS4/IAS 39 was to reduce the 31 March 2005 profit before tax by EUR54 million.



Debt/Equity (IAS 32)

IAS 32 requires that instruments that have the characteristics of debt must be classified as liabilities, with the associated interest costs taken to income statement. The profit before tax impact of the application of this standard was to reduce profit before tax by EUR4 million.



Consolidated Income Statement

for year ended 31 March 2006

                                                                             Note    31-3-2006    31-3-2005
                                                                                          EURm         EURm

Interest Income                                                                 3        5,954        4,263

Interest Expense                                                                3      (3,647)      (2,332)
Net Interest Income                                                                      2,307        1,931

Insurance net premium income                                                             1,298        1,791
Fees and commissions income                                                                912        1,163
Fees and commissions expense                                                             (170)        (263)
Net trading income                                                                          30           66
Life assurance investment income and gains                                                 625          695
Other operating income                                                          4          165          138
Profit on disposal of business activity                                         6          176           11
Total Operating Income                                                                   5,343        5,532

Increase in insurance contract liabilities and claims paid                             (1,666)      (2,222)
Total Operating Income, net of Insurance Claims                                          3,677        3,310
Total Operating Expenses                                                        5      (2,020)      (2,051)
Operating Profit before Impairment Losses                                                1,657        1,259
Impairment losses                                                              10        (103)           21
Operating Profit                                                                         1,554        1,280
Share of profit of associated undertakings and joint ventures                               45           30
Profit before Taxation                                                                   1,599        1,310
Taxation                                                                        8        (303)        (256)
Profit for the Period                                                                    1,296        1,054

Attributable to minority interests                                                         (9)          (1)
Attributable to stockholders                                                             1,305        1,055

Profit for the Period                                                                    1,296        1,054



Earnings per unit of EUR0.64 ordinary stock                                     9       136.4c       111.1c

Diluted earnings per unit of EUR0.64 ordinary stock                             9       135.4c       110.2c



Consolidated Balance Sheet as at 31 March 2006
                                                                           Note     31-3-2006     31-3-2005
                                                                                         EURm          EURm
ASSETS
Cash and balances at central banks                                                      1,899         1,613
Items in the course of collection from other banks                                        930           560
Central government and other eligible bills                                                 8         1,607
Trading securities                                                                        620             -
Derivative financial instruments                                                        2,085             -
Other financial assets at fair value through P/L                                       10,580             -
Loans and advances to banks                                                            10,576         8,347
Available-for-sale financial assets                                                    28,205             -
Loans and advances to customers                                              10       101,246        79,836
Debt securities                                                                             -        22,711
Equity shares                                                                               -         5,716
Interest in associated undertakings                                                        21            17
Interest in joint ventures                                                                 75            61
Intangible assets - Goodwill                                                              375           219
Intangible assets - Other                                                                 590           573
Investment property                                                                       807           503
Property, plant & equipment                                                               860           720
Deferred tax asset                                                           12            30            99
Other assets                                                                            3,447         5,198
Total assets                                                                          162,354       127,780


EQUITY AND LIABILITIES
Deposits by banks                                                                      32,312        20,865
Customer accounts                                                            11        61,710        60,185
Items in the course of transmission to other banks                                        284           230
Derivative financial instruments                                                        1,647             -
Liabilities to customers under investment contracts                                     6,650             -
Debt securities in issue                                                               36,814        21,217
Life assurance liabilities attributable to policyholders                                    -         8,713
Insurance contract liabilities                                                          5,192             -
Other liabilities                                                                       4,711         6,757
Deferred tax liabilities                                                     12           207           212
Provisions                                                                                153           179
Retirement benefit obligations                                               15           808           924
Subordinated liabilities                                                                6,493         4,086
Total liabilities                                                                     156,981       123,368

Equity

Share capital                                                                13           663           663
Share premium account                                                        14           767           767
Retained profit                                                              14         3,330         2,424
Other reserves                                                               14           803           629
Own shares held for the benefit of life assurance policyholders                         (235)         (206)
Stockholders equity                                                                     5,328         4,277

Minority interests                                                                         45           135
Total equity                                                                            5,373         4,412

Total equity and liabilities                                                          162,354       127,780



Statement of Recognised Income and Expense

                                                                        Group
                                                                         2006        2005
                                                                         EURm        EURm

Net gain on property revaluation                                          187          43
Net change in cash flow hedge reserve                                     (7)           -
Net change in Available for Sale reserve                                (104)           -
Net actuarial gains/losses in defined benefit pension schemes             113       (386)
Foreign exchange translations                                            (17)       (108)

Income/expense recognised in equity                                       172       (451)
Profit for the period                                                   1,296       1,054

Total recognised income/expense for the year                            1,468         603
Attributable to:
Equity holders of the parent                                            1,477         604
Minority interests                                                        (9)         (1)
                                                                        1,468         603


Implementation of IAS32/39 and IFRS 4 as at 1 April 2005                   28           -
Attributable to:
Equity holders of the parent                                               28           -
Minority interests                                                          -           -
                                                                           28           -




Condensed Cash Flow Statement

                                                                                The Group
                                                                        31-3-2006       31-3-2005
                                                                             EURm            EURm
Net cash inflow from operating activities                                   6,618           5,245

Investing activities
Net increase in financial investments                                     (7,217)         (3,992)
Additions to tangible fixed assets                                           (50)           (187)
Disposal of tangible fixed assets                                              60              55
Additions to intangible fixed assets                                        (106)               -
Disposal of intangible fixed assets                                             8               -
Purchase of investment property                                             (353)               -
Disposal of investment property                                               151               -
Disposal of business activity                                                 227               -
Acquisition of Group undertaking                                            (120)               -
Dividends received from joint ventures                                         25              14
Decrease/(increase) in investments in associated                                1             (3)
undertakings
Increase in investment in Iridian                                            (18)            (33)
Net cash balances of Group undertakings acquired                                1             142
Sale of EuroConex Technologies Limited                                          -              35
Sale of UK IFA Balances                                                         -              28
Cash balances of UK IFA businesses disposed                                     -            (24)
Acquisition of Burdale                                                          -            (72)

Cash flows from investing activities                                      (7,391)         (4,037)

Financing activities

Re issue of Treasury stock                                                     36               7
Issue of new subordinated liabilities                                       2,414             587

Repayment of subordinated liabilities                                           -           (145)

Interest paid on subordinated liabilities                                   (233)           (223)

Equity dividends paid                                                       (459)           (417)

Dividends on other equity interests                                          (13)             (8)

Dividends paid to minority interests                                          (6)            (14)

Cash flows from financing activities                                        1,739           (213)

Increase in cash and cash equivalents                                         966             995

Opening cash and cash equivalents                                           5,217           4,242

Effect of exchange translation adjustments                                   (21)            (20)

Closing cash and cash equivalents                                           6,162           5,217




Notes to the Financial Statements



The accounts in this preliminary announcement are not the statutory accounts of the Bank and a copy of which is required to be annexed to the Bank's annual return to the Companies Registration Office in Ireland. A copy of the statutory accounts required to be annexed to the Bank's annual return in respect of the year ended 31 March 2005 has in fact been so annexed. A copy of the statutory accounts in respect of the year ended 31 March 2006 will be annexed to the company's annual return for 2006. The auditors of the company have made a report, without any qualification on their audit of the statutory accounts of the company in respect of the year ended 31 March 2005. The directors approved the Bank's statutory accounts for the year ended 31 March 2006 on 30 May 2006 and the auditors have made a report without any qualification on their audit of those statutory accounts.



1   Transition to IFRS



As set out in the basis of preparation, the financial information has been prepared in accordance with IFRS as endorsed by the E.U. Bank of Ireland has availed of transitional provisions for IAS 32 'Financial instruments: Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and IFRS 4 ' Insurance Contracts' ('IFRS 4') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments and insurance contracts is prepared on the basis of the Group's accounting policies under IR GAAP.



Reconciliations of balance sheets prepared under Irish GAAP and IFRS at 31 March 2005 and 1 April 2005 for the Group are included in this document on pages 52-56. A reconciliation of the profit and loss account prepared in accordance with Irish GAAP and prepared in accordance with IFRS for the period ending 31 March 2005 is included in pages 49-50. In addition, a reconciliation of the amount of stockholders' equity at 1 April 2005, before and after the application of IAS 32, IAS 39 and IFRS 4 is summarised below.



The following table sets out the reconciliation from previously reported IR GAAP information for profit after taxation and stockholders' equity for 31 March 2005, and the reconciliation to stockholders' equity at 1 April 2005 after the application of IAS 32, IAS 39 and IFRS 4.

                                                                      The Group
                                                          Profit after    Stockholders'
                                                              taxation           equity
                                                              31 March    31 March 2005
                                                                  2005
                                                                  EURm             EURm

As reported under Irish GAAP                                     1,080            4,789

Reconciliation adjustments to IFRS excluding IAS 32, IAS 39 and
IFRS 4:
Consolidation of new entities and insurance businesses               8             (55)
Leasing                                                            (8)               44
Post retirement benefit obligations                               (23)            (695)
Property, plant and equipment                                        -            (102)
Intangible assets & goodwill                                        13               12
Dividends                                                            -              282
Employee benefits                                                  (8)                3
Other                                                              (8)              (1)

IFRS excluding IAS 32, IAS 39 and IFRS 4                         1,054            4,277

Reconciliation adjustments to IAS 32, IAS 39 and IFRS 4:
Reclassification of financial instruments                                           127
Hedging                                                                              15
Write down of VIF in Life business                                                (251)
Debt/equity reclassification                                                        114
Effective interest rate                                                              20
Other                                                                                 3
1 April 2005                                                                      4,305



2 Segmental Reporting


The segmental analysis of the Group's results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has six business classes detailed in the table below. During the year the divisional segments were restructured with the PO Joint Venture and First Rate Enterprises moving into UK Financial Services from Group Centre and Wholesale Financial Services respectively. Prior year results have been adjusted to reflect this change.



The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing
adjustments have been reflected in the performance of each business.   Revenue
sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.


     Business Segments

    Year ended           Retail      BOI     Wholesale        UK         Asset     Group   Eliminations     Group
    31 March 2006      Republic      Life    Financial Financial    Management     Centre
                             of              Services   Services      Services
                        Ireland
                           EURm      EURm       EURm        EURm          EURm      EURm           EURm     EURm
    Net interest
    income                1,119        8         454         722             7      (3)              -     2,307
    Insurance net
    premium income            -    1,264           -           -             -       34              -     1,298
    Other income            351      681         243          94           215     (22)              -     1,562
    Profit on
    disposal of
    business                  -        -           -         176             -        -              -       176
    activities

    Total income          1,470    1,953         697         992           222        9              -     5,343
    Insurance claims          -  (1,655)           -           -       -           (11)              -   (1,666)
    Total income, net
    of insurance
    claims                1,470      298         697         992           222      (2)              -     3,677
    Operating             (790)     (92)       (271)       (448)         (133)    (120)              -   (1,854)
    expenses
    Depreciation and
    amortisation           (81)      (3)        (17)        (33)           (4)     (28)              -     (166)
    Impairment losses      (54)        -        (23)        (26)             -        -              -     (103)
    Income from
    associates and
    joint ventures            5        -           -          40             -        -              -        45

    Profit before           550      203         386         525            85    (150)                    1,599
    taxation
                                                                                                     -

    Sale of business          -        -           -       (176)             -        -              -     (176)
    activities
    Gross up of
    policyholder tax
    in the Life               -     (69)           -           -             -        -              -      (69)
    business
    Hedge
    ineffectiveness
    on transition to          -        -           -           -             -        7              -         7
    IFRS
    Restructuring             -        -           -           -             -       32              -        32
    programme
    Group profit before
    tax excluding the
    impact of above
    items                   550      134         386         349            85    (111)              -     1,393

    Total assets         77,935   12,326     136,774      54,580         2,906   19,533      (141,700)   162,354

    Total liabilities    76,320   12,210     135,896      52,501         2,506   19,248      (141,700)   156,981

    Capital                  55        -          10          58            26       30              -       179
    expenditure



   2 Segmental Reporting (continued)

     Business Segments




    Year ended               Retail      BOI     Wholesale        UK         Asset     Group   Eliminations     Group
    31 March 2005          Republic      Life    Financial Financial    Management     Centre
                               of                Services   Services      Services
                            Ireland
                               EURm      EURm       EURm        EURm         EURm      EURm          EURm        EURm


    Net interest income        1,019        6        302        617            4      (17)             -     1,931

    Insurance net
    premium income                 -    1,755          -          -            -        36             -     1,791
    Other income                 318      709        310        246          252      (36)             -     1,799
    Profit on disposal
    of business
    activities                     -        -          -       (20)            -        31             -        11

    Total income               1,337    2,470        612        843          256        14             -     5,532
    Insurance claims               -  (2,216)          -          -      -             (6)             -   (2,222)
    Total income, net of
    insurance claims           1,337      254        612        843          256         8             -     3,310
    Operating expenses         (729)     (89)      (227)      (504)        (128)     (197)             -   (1,874)
    Depreciation and
    amortisation                (85)      (4)       (13)       (47)          (3)      (25)             -     (177)
    Impairment losses on
    loans & advances            (51)        -       (38)         10            -       100             -        21
    Share of operating
    profit from
    associates                   (2)        -                    32            -                       -        30

    Profit before                470      161        334        334          125     (114)             -     1,310
    taxation

    Sale of business
    activities                     -        -          -         20            -      (31)             -      (11)
    Gross up of
    policyholder tax in
    the Life business              -     (26)          -          -            -         -             -      (26)
    Hedge
    ineffectiveness on
    transition to IFRS             -        -          -          -            -         -             -         -
    Impairment loss
    write back                     -        -          -          -            -     (100)             -     (100)
    Restructuring
    programme                      4        -          -          2            -       117             -       123
    Group profit before
    tax excluding the
    impact of above items        474      135        334        356          125     (128)             -     1,296

    Total assets              57,830    8,977    101,203     42,941        2,980    18,113     (104,264)   127,780

    Total liabilities         56,427    8,876    100,473     41,221        2,600    18,035     (104,264)   123,368

    Capital expenditure           59        7         14         88            4        15             -       187




   2 Segmental Reporting (continued)
    Geographical Segments


                                                            2006
                                              United      Rest of   Inter-segment
                               Ireland        Kingdom        World         Revenue          Total
                                  EURm          EURm         EURm           EURm              EURm

Revenue                          5,327         3,861          234         (1,883)           7,539

Profit before taxation           1,078           478           43               -           1,599

                                               United        Rest of
                                Ireland        Kingdom        World    Eliminations         Total
                                  EURm          EURm           EURm         EURm             EURm

Total assets                    143,484        63,680         3,885       (48,695)       162,354

Capital expenditure                  95            58            26              -           179

                                                              2005
                                               United       Rest of    Inter-segment        Total
                                Ireland       Kingdom         World       Revenue
                                   EURm          EURm          EURm          EURm            EURm

Revenue                           3,594         3,170           192        (1,021)          5,935

Profit before taxation              991           273            46              -          1,310


                                               United       Rest of
                                Ireland        Kingdom         World   Eliminations          Total
                                   EURm          EURm          EURm         EURm              EURm

Total assets                    109,606        50,551         4,262       (36,639)         127,780
Capital expenditure                  95            87             5              -             187


3 Net Interest Income

      The Group                                                                   2006          2005
                                                                                  EURm          EURm

      Interest and similar income

      Loans and advances to banks                                                  238           215
      Loans and advances to customers                                            4,576         3,353
      Financial assets - available for sale                                        934           483
      Finance leasing                                                              197           212
      Other                                                                          9             -

      Total interest income                                                      5,954         4,263



      Interest expense and similar charges

      Interest on subordinated liabilities                                         250           225
      Other interest payable                                                     3,397         2,107

      Total interest expense                                                     3,647         2,332


    4 Other Operating Income
      The Group                                                                   2006          2005
                                                                                  EURm          EURm


      Profit on disposal of financial assets - available for                         4             2
      sale
      Other insurance income                                                       151            84
      Other income                                                                  10            52

                                                                                   165           138


  5 Other Operating Expenses

    The Group                                                                     2006          2005
                                                                                  EURm          EURm

    Staff costs                                                                  1,167         1,109
    Administrative expenses                                                        687           765
    Depreciation
      - Intangibles                                                                106           101
      - Property, plant and equipment                                               60            76
                                                                                 2,020         2,051


6 Disposal of Business Activity

On 21 September 2005 the Group disposed of the Bristol and West branch network.


                                                                                        2006
                                                                                        EURm
Carrying value of net tangible assets                                                      8

Cost of disposal                                                                          43

Gain on disposal of branch operations                                                    176

Cash consideration received                                                              227



7 Acquisitions




Guggenheim Advisors

On 20 December 2005 Bank of Ireland announced that it had acquired a 71.5% interest in Guggenheim Advisors. The closing date for the transaction was 31 January 2006. The final cash consideration for the transaction is dependent on the performance of the business to 1 April 2006 and 1 August 2006. The final price has yet to be agreed however subject to terms of the agreement the Bank has paid to date an amount of $138.3m. Guggenheim Advisors management and Guggenheim partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Governor and Company. In accordance with the Group's accounting policy in respect of transactions of this nature with minorities no liability has been recognised for these options.



A summarised profit and loss account for the period from 31 January 2006 to 31 March 2006 is as follows:

                                                                                US$m               EURm
Operating income                                                                 5.8                4.8
Operating expenses                                                             (3.2)              (2.7)

Operating profit                                                                 2.6                2.1



If the business combination had been effected at the beginning of the period, the figures for the Group for the period would have been as follows:
                                                                                US$m               EURm
Revenue                                                                         33.1               27.3
Profit before tax                                                               10.7                8.9



The details of the fair value of the assets and liabilities acquired and goodwill arising are as follows:

                                        US$m  Group Share              US$m              EURm
Debtors                                               6.0               4.3              3.6
Cash and cash equivalents                             1.1               0.8              0.7
Other Assets                                          2.2               1.6              1.3
Creditors Due Within One Year                       (1.5)             (1.1)            (0.9)

Net Assets                                            7.8               5.6              4.7
Intangible assets*                                                     27.9             23.0
Goodwill                                                              111.8             92.4

Total acquisition cost                                                145.3            120.1

Acquisition expenses                                                    7.0              5.8

Consideration                                                         138.3            114.3
                                                                      145.3            120.1

*The intangible represents an estimate of the value of the business model and risk management systems acquired. It is calculated with reference to similar transactions in the market and external advice received from market experts.



Iridian

During the year the Bank acquired an additional 8% stake in Iridian Asset Management LLC ("Iridian"), increasing its stake to 84%.



The Bank has the ability to acquire the remaining 16% over the subsequent 2 year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.



The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.



The application of IAS 32 at 1 April 2005 has required a change in the accounting treatment of the acquisition. Under IAS 32 the put/call options do not qualify for piecemeal accounting as they are cash settled. Therefore we are required to recognise a financial liability being the present value of the estimated future cash payments to acquire the remaining 24%. Goodwill has also been adjusted on transition. Therefore there was no change in the carrying value of goodwill on the additional 8% stake in the current year.


8 Income Tax Expense


                                                                                The Group
                                                                            2006        2005
The Group                                                                   EURm        EURm

Current Tax
Irish Corporation Tax
                            Current Year                                     191         142
                             Prior Year                                        8           2
Double Taxation Relief                                                      (20)        (19)

Foreign Tax
                            Current Year                                      86          75
                             Prior Year                                      (3)           3
                                                                             262         203
Deferred Tax
Origination & reversal of temporary differences                               41          53

                                                                             303         256


9 Earnings per Share



The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                                                                                     The Group
                                                                                          2006      2005
     Basic
     Profit attributable to Ordinary Stockholders                                       1,292m    1,047m
     Weighted average number of shares in issue excluding Treasury stock and own
     shares held for the benefit of life assurance policyholders                          947m      942m

     Basic earnings per share                                                           136.4c    111.1c


The diluted  earnings per share is based on the profit  attributable to Ordinary
Stockholders  divided by the weighted  average Ordinary Stock in issue excluding
Treasury   stock  and  own  shares  held  for  the  benefit  of  life  assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                                                          2006      2005
     Diluted
     Profit attributable to Ordinary Stockholders                                       1,292m    1,047m



     Weighted average number of shares in issue excluding Treasury stock and own
     shares held for the benefit of life assurance policyholders                          947m      942m
     Effect of all dilutive potential Ordinary Stock                                        7m        8m

                                                                                          954m      950m

     Diluted earnings per share                                                         135.4c    110.2c




10 Loans and Advances to Customers

                                                                     The Group
                                                                          2006               2005
                                                                          EURm               EURm

     Loans and advances to customers                                    98,497             77,076
     Loans and advances to customers - finance leases and
     hire purchase receivables                                           3,108              3,079

     Gross loans and advances                                          101,605             80,155

     Less allowance for losses on loans and advances                     (359)              (319)
                                                                       101,246             79,836



                                                                    The Group
     Allowance for losses on loans and advances to                        2006               2005
     customers and banks
                                                                          EURm                 EURm
     Movement in allowance for losses on loans and advances as follows:
     Opening balance                                                       319                472
     Exchange adjustments                                                  (1)                (9)
     Charge against profits                                                100               (21)
     Amounts written off                                                  (85)              (144)
     Recoveries                                                             21                 21
     Other movements                                                         6                  -
     Closing balance                                                       360                319


     Of which relates to:
     Loans and advances to customers                                       359                319
     Loans and advances to banks                                             1                  -
                                                                           360                319



11 Customers Accounts

                                                                            The Group
                                                                            2006              2005
                                                                            EURm              EURm

       Current accounts                                                   15,876            13,422
       Demand deposits                                                    18,344            21,316
       Term deposits and other products                                   25,877            24,785
       Other short term borrowings                                         1,373               662
       Securities sold under agreement to repurchase                         240                 -
                                                                          61,710            60,185



12 Deferred Income Taxes


                                                                          The Group
                                                                             2006            2005
                                                                             EURm            EURm
      The movement on the deferred income tax account is as follows
      Opening balance                                                        113             118
      Income Statement Charge for Year                                        41              53
      Available for Sale Securities - Fair Value Gain on transition           18               -
      as at

      1 April 05
      Available for Sale Securities - Transferred to Net Profit              (15)               -
      Cash Flow Hedges - Fair Value Gain on transition as at 1 April          12                -
      05
      Cash Flow Hedges - Transferred to Net Profit                            (1)               -
      Revaluation of Property During Year                                     25               5
      Disposals of Property                                                    -               -
      Other Movements                                                        (16)            (63)
      Closing balance                                                         177             113




13 Ordinary Shares, Share Premium and Treasury Shares

      Capital Stock
                                                                             2006             2005
      The Bank                                                               EURm             EURm

      Authorised

      1,500m units of EUR0.64 of Ordinary Stock                              960              960
      8m units of Non-Cumulative Preference Stock of US$25 each              165              154
      100m units of Non-Cumulative Preference Stock of StgGBP1 each          144              145
      100m units of Non-Cumulative Preference Stock of EUR1.27 each          127              127
      100m units of Undesignated Preference Stock of US$0.25 each             21                -
      100m units of Undesignated Preference Stock of StgGBP0.25 each          36                -
      100m units of Undesignated Preference Stock of EUR0.25 each             25                -
                                                                           1,478            1,386

      Allotted and fully paid                                               2006             2005

      947.9m units of EUR0.64 of Ordinary Stock                              607              604
      77.2m units of EUR0.64 of Treasury Stock                                49               52
      1.9m units of Non-Cumulative Preference Stock of StgGBP1 each            3                3
      3.0m units of Non-Cumulative Preference Stock of EUR1.27 each            4                4
                                                                             663              663


The weighted average Ordinary Stock in issue at 31 March 2006, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. All Treasury Stock, excluding
Bank of Ireland stock purchased by the Life Assurance company, does not rank for dividend.


14 Reserves and Retained Earnings



                                                                        The Group
                                                                             2006              2005
                                                                             EURm              EURm
     Stock premium account
     Opening balance                                                          767               767

     Closing balance                                                          767               767

     Capital reserve
     Opening balance                                                          562               503
     Implementation of IAS32/IAS39 & IFRS4 on 1 April 2005                  (251)                 -
                                                                              311               503

     Transfer from retained profit                                             48                43
     Reserve on cancellation of stock                                           -                16

     Closing balance                                                          359               562

     Retained profit
     Opening balance                                                        2,424             2,215
     Implementation of IAS32/IAS39 on 1 April 2005                           (32)                 -
                                                                            2,392             2,215

     Profit for period                                                      1,296             1,054
     Equity dividends                                                       (459)             (417)
     Dividends on other equity interests                                     (13)               (8)
     Transfer to capital reserves                                            (48)              (43)
     Minority interest                                                          9                 1
     Profit retained                                                          785               587

     Reissue of treasury stock under employee stock schemes                    36                 7
     Reissue of treasury stock previously held by subsidiary                    -                 1
     Transfer from revaluation reserve                                          4                 6
     Actuarial gains/(losses) on pension funds                                113             (386)
     Other                                                                      -               (6)

     Closing balance                                                        3,330             2,424

     Share based payments reserve
     Opening balance                                                           16                 5
     Charge to the P/L                                                         11                11

     Closing balance                                                           27                16

      Foreign exchange reserve
      Opening balance                                                       (108)                 -
      Exchange adjustments during year                                       (17)             (108)

      Closing balance                                                       (125)             (108)





14 Reserves and Retained Earnings (continued)



                                                                         The Group
                                                                              2006            2005
                                                                              EURm            EURm
     Revaluation reserve
     Opening balance                                                         159               122
     Transfer to revenue reserve on sale of property                          (4)               (6)
     Revaluation of property                                                 212                48
     Deferred tax on revaluation of property                                 (25)               (5)

     Closing balance                                                         342               159

     Available for sale reserve
     Implementation of IAS32/IAS39 on 1 April 2005                           130                 -
     Net changes in fair value                                              (115)                -
     Deferred tax on fair value changes                                       15                 -
     Profit/loss on disposal                                                  (4)                -

     Closing balance                                                          26                 -

     Cash flow hedge reserve
     Implementation of IAS32/IAS39 on 1 April 2005                            67                 -
     Net changes in fair value                                                (8)                -
     Deferred tax of fair value changes                                        1                 -

     Closing balance                                                          60                 -

     Other equity reserve
     Implementation of IAS32/IAS39 on 1 April 2005                           114                 -
     Movement during period                                                    -                 -

     Closing balance                                                         114                 -



15 Retirement Benefit Obligations




The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the "Bank of Ireland Staff Pension Fund" which accounts for approximately 80% of the pension liability on the Group balance sheet.



In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, Watson Wyatt. The most recent approximate valuation of the schemes using the projected unit method, was carried out on 31 March 2006. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date. The actuary considers that the methodology used for the formal valuation as at 31 March 2004 continues to be appropriate.



The approximate valuation discloses that the assets after allowing for expected future increases in earnings and pensions represented 108% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the fund, which will be made as at 31 March 2007, are available.



The financial assumptions used in deriving the valuation are set out in the table below.



Financial assumptions
                                                                      31 March 2006         31 March 2005
                                                                           % pa                 % pa
Irish Schemes


Inflation rate                                                             2.10                 2.25

Discount rate                                                              4.60                 4.85

Rate of general increase in salaries                                       3.26*                2.99

Rate of increase in pensions in payment                                    2.93*                2.66

Rate of increase to deferred pensions                                      2.10                 2.25
UK Schemes


Inflation rate                                                             2.75                 2.75

Discount rate                                                              4.95                 5.40

Rate of general increase in salaries                                       3.97*                3.50

Rate of increase in pensions in payment                                    3.33*                2.74

Rate of increase to deferred pensions                                      2.75                 2.75

* Allows for additional 0.5% for 5 years beginning 1 April 2005 for Staff Pension Fund




15 Retirement Benefit Obligations (continued)




The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at 31 March 2006 and 31 March 2005 were as follows:

                                                 31 March 2006                   31 March 2005
                                          Expected long    Market Value        Expected    Market Value
                                           term rate of                       long term
                                                 return                  rate of return
                                                                   EURm                             EURm
                                                      %                               %

Equities                                            7.5           2,687             7.8           2,177

Bonds                                               4.2             860             4.1             752

Property                                            6.5             487             6.8             400

Cash                                                3.3              36             3.5              88


Total market value of schemes assets                6.6           4,070             6.8           3,417

Actuarial value of liabilities of
funded schemes                                                  (4,866)                         (4,341)
Aggregate deficit in schemes                                      (796)                           (924)
Unfunded schemes                                                   (12)                               -
Net pension deficit                                               (808)                           (924)




Analysis of the amount recognised in Statement of Recognised Income and Expense
(SORIE)
                                                                  31 March 2006      31 March 2005
                                                                           EURm               EURm

Actuarial gain/(loss) on scheme assets                                      401                114

Experience gain/(loss) on liabilities                                      (46)                 43

(Loss)/gain on change of assumptions (financial and                       (224)              (622)
demographic)
Currency gain/(loss)                                                         -                  3
Total gains/(losses) recognised in the SORIE during the year before         131              (462)
adjustment of tax
Cumulative amount of gains/(losses) recognised in SORIE to
end of year                                                               (331)              (462)




History of experience gains and losses                             31 March 2006     31 March 2005

                                                                            EURm                EURm
Actuarial gain/(loss) on scheme assets:

Amount                                                                       401               114

Percentage of scheme assets                                                 9.9%              3.3%

Experience gains/(losses) on scheme liabilities:

Amount                                                                      (46)                43

Percentage of scheme liabilities                                            0.9%              1.0%

Total actuarial gain/(loss) recognised in SORIE:

Amount                                                                       131              (462)

Percentage of scheme liabilities                                             2.7%             10.6%




16 Contingent Liabilities and Commitments


The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Irish Financial Services Regulatory Authority guidelines implementing the Basel agreement on capital adequacy.

                                                                               The Group
                                                                        2006                    2005
                                                                                  Risk                 Risk
                                                                 Contract     Weighted  Contract   Weighted
                                                                   Amount       Amount    Amount     Amount
The Group - Contingent Liabilities                                   EURm         EURm      EURm       EURm


Acceptances and endorsements                                           37           21        34         17
Guarantees and assets pledged as collateral security
- Assets pledged                                                        -            -         -          -
- Guarantees and irrevocable letters of credit                      1,354        1,321     1,268      1,222

Other contingent liabilities                                          675          327       643        302

                                                                    2,066        1,669     1,945      1,541

The Group - Commitments
Sale and option to resell transactions
Other commitments
-   Documentary credits and short-term trade-related                  160           36        62         18
transactions
-   Forward asset purchases, forward deposits placed and
forward sale and repurchase agreements                                  -            -         -          -
-   Undrawn note issuance and revolving underwriting                  409            -       498          -
facilities
-   Undrawn formal standby facilities, credit lines and other
commitments to lend
    - irrevocable with original maturity of over 1 year             8,006        3,790     7,367      3,425
    - revocable or irrevocable with original maturity of 1         22,362            -    21,369          -
year or less

                                                                   30,937        3,826    29,296      3,443

17 Rates of Exchange




The principal rates of exchange used in the preparation of the accounts are as follows:

                               31 March 2006                  31 March 2005
                          Average          Closing       Average       Closing
EUR/US$                   1.2126           1.2104          1.2647       1.2964
EUR/StgGBP                0.6826           0.6964          0.6834       0.6885



Average Balance Sheet and Interest Rates



The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the years ended 31 March 2006 and 2005. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

                                                     Year Ended                      Year Ended
                                                    31 March 2006                   31 March 2005
                                             Average                          Average
                                             Balance   Interest       Rate    Balance   Interest      Rate
                                               EURm       EURm          %        EURm       EURm         %
ASSETS
Loans to banks
Domestic offices                               9,268        226        2.4      6,834        179       2.6
Foreign offices                                  238         12        5.0        987         36       3.6
Loans to customers(1)
Domestic offices                              49,969      2,309        4.6     38,671      1,784       4.6
Foreign offices                               43,106      2,264        5.3     35,634      1,781       5.0
Central government and other eligible
bills
Domestic offices                                 126          1        0.8          7          -         -
Foreign offices                                    -          -          -          -          -         -
Debt Securities
Domestic offices                              24,380        869        3.6     13,307        426       3.2
Foreign offices                                1,518         64        4.2      1,125         57       5.1
Other financial instruments at fair value
through P/L
Domestic offices                                 152          1        0.7          -          -         -
Foreign offices                                  232         10        4.3          -          -         -
Total interest-earning assets
Domestic offices                              83,895      3,406        4.1     58,819      2,389       4.1
Foreign offices                               45,094      2,350        5.2     37,746      1,874       5.0
Net swap interest                                  -         34          -          -          -         -

                                             128,989      5,790        4.5     96,565      4,263       4.4
Allowance for impairment losses                (341)          -                 (443)          -
Non interest earning assets(2)                18,615          -                21,181          -

Total Assets                                 147,263      5,790        3.9    117,303      4,263       3.6


Percentage of assets applicable to foreign
activities                                    31.8%                            34.2%



Average Balance Sheet and Interest Rates (continued)
                                                  Year Ended                       Year Ended
                                                31 March 2006                    31 March 2005

                                          Average                           Average
                                          Balance   Interest       Rate     Balance   Interest      Rate
                                             EURm       EURm          %        EURm      EURm         %
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits by banks
Domestic offices                           17,038        478        2.8      18,882        399       2.1
Foreign offices                             2,041         74        3.6       1,245         38       3.1
Customer accounts
Domestic offices                           35,817        446        1.2      24,136        219       0.9
Foreign offices                            20,579      1,100        5.3      21,929        918       4.2
Debt securities in issue
Domestic offices                           23,800        827        3.5      13,977        354       2.5
Foreign offices                             6,393        301        4.7       3,769        179       4.7
Subordinated liabilities
Domestic offices                            2,955        120        4.1       2,248        119       5.3
Foreign offices                             2,284        137        6.0       1,442        106       7.4
Total interest bearing liabilities
Domestic offices                           79,610      1,871        2.4      59,243      1,091       1.8
Foreign offices                            31,297      1,812        5.8      28,385      1,241       4.4

                                          110,907      3,483        3.1      87,628      2,332       2.7

Non interest bearing liabilities
Current accounts                           10,578          -          -       8,886          -         -

Other non interest bearing liabilities     20,987          -          -      16,340          -         -
(2)

Stockholders equity including non
equity interests
                                            4,791          -          -       4,449          -         -

Total liabilities and stockholders'       147,263      3,483        2.4     117,303      2,332       2.0
equity

Percentage of liabilities applicable
to foreign activities
                                            31.8%                             34.2%



(1) Loans to customers include non-accrual loans and loans classified as problem loans.

(2) The balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities".

Capital Adequacy Data



The following table shows the components and basis of calculation of the Group's Tier 1 and Total Capital ratios for 31 March 2006 together with comparative figures for 1 April 2005.

                                                                            31 March        1 April
                                                                                2006           2005
                                                                                EURm           EURm
Adjusted Capital Base

Share Capital                                                                    656            656
Eligible reserves                                                              3,941          3,073

Minority Interests                                                                45            135

Non-Cumulative Preference stock                                                   65             65
Preferred securities                                                           2,516          1,686

Bristol & West preference shares                                                  72              -

Regulatory adjustments (net)                                                      39            405

Total Tier 1                                                                   7,334          6,020

Revaluation reserves - property and other reserves                               690            454

IBNYR/Impairment provisions                                                      127            137

Subordinated Perpetual debt capital                                              431            294

Subordinated Dated debt capital                                                3,405          2,106


Total Tier 2                                                                   4,653          2,991
Supervisory Deductions                                                         (870)          (768)

Total Capital                                                                 11,117          8,243

Risk Weighted Assets

Banking book                                                                  93,398          73,251
Trading book                                                                   4,112           2,635

Total                                                                         97,510          75,886

Capital Ratios

Tier 1 capital                                                                  7.5%            7.9%

Total capital                                                                  11.4%           10.9%



Consolidated Income Statement
for the year ended 31 March 2006
                                                                               EURm      US$m(1)    StgGBPm(1)
(Euro, US$ & STGGBP)

Interest Income                                                               5,954        7,207        4,146

Interest Expense                                                            (3,647)      (4,415)      (2,539)
Net Interest Income                                                           2,307        2,792        1,607

Insurance net premium income                                                  1,298        1,571          904
Fees and commissions income                                                     912        1,104          635
Fees and commissions expense                                                  (170)        (206)        (118)
Net trading income                                                               30           36           21
Life assurance investment income and gains                                      625          757          435
Other operating income                                                          165          200          115
Profit on disposal of business activity                                         176          213          122
Total Operating Income                                                        5,343        6,467        3,721

Increase in insurance contract liabilities and claims paid                  (1,666)      (2,017)      (1,160)
Total Operating Income, net of Insurance Claims                               3,677        4,450        2,561
Total Operating Expenses                                                    (2,020)      (2,445)      (1,407)
Operating Profit before Impairment Losses                                     1,657        2,005        1,154
Impairment losses                                                             (103)        (124)         (72)
Operating Profit                                                              1,554        1,881        1,082
Share of profit of associated undertakings and joint ventures                    45           54           32
Profit before Taxation                                                        1,599        1,935        1,114
Taxation                                                                      (303)        (366)        (211)
Profit for the Period                                                         1,296        1,569          903

Attributable to minority interests                                              (9)         (11)          (6)
Attributable to stockholders                                                  1,305        1,580          909

Profit for the Period                                                         1,296        1,569          903



(1) Converted at closing exchange rates.
             Consolidated Balance Sheet as at 31 March 2006
 (Euro, US$ & STGGBP)
                                                                               EURm     US$m(1)   StgGBPm(1)
ASSETS

Cash and balances at central banks                                            1,899       2,299        1,322
Items in the course of collection from other banks                              930       1,126          648
Central government and other eligible bills                                       8          10            6
Trading securities                                                              620         750          431
Derivative financial instruments                                              2,085       2,524        1,452
Other financial assets at fair value through P/L                             10,580      12,806        7,368
Loans and advances to banks                                                  10,576      12,801        7,365
Available-for-sale financial assets                                          28,205      34,139       19,642
Loans and advances to customers                                             101,246     122,548       70,508
Interest in associated undertakings                                              21          25           15
Interest in joint ventures                                                       75          91           52
Intangible assets - Goodwill                                                    375         454          261
Intangible assets - Other                                                       590         714          411
Investment property                                                             807         977          562
Property, plant & equipment                                                     860       1,041          599
Deferred tax asset                                                               30          36           21
Other assets                                                                  3,447       4,172        2,400
Total assets                                                                162,354     196,513      113,063

EQUITY AND LIABILITIES
Deposits by banks                                                            32,312      39,110       22,502
Customer accounts                                                            61,710      74,694       42,975
Items in the course of transmission to other banks                              284         344          198
Derivative financial instruments                                              1,647       1,994        1,147
Liabilities to customers under investment contracts                           6,650       8,049        4,631
Debt securities in issue                                                     36,814      44,560       25,637
Insurance contract liabilities                                                5,192       6,284        3,616
Other liabilities                                                             4,711       5,702        3,280
Deferred tax liabilities                                                        207         251          144
Provisions                                                                      153         185          107
Retirement benefit obligations                                                  808         978          563
Subordinated liabilities                                                      6,493       7,859        4,522
Total liabilities                                                           156,981     190,010      109,322

Equity

Share capital                                                                   663         802          462
Share premium account                                                           767         928          534
Retained profit                                                               3,330       4,031        2,319
Other reserves                                                                  803         972          559
Own shares held for the benefit of life assurance policyholders               (235)       (284)        (164)
Stockholders equity                                                           5,328       6,449        3,710

Minority interests                                                               45          54           31
Total equity                                                                  5,373       6,503        3,741

Total equity and liabilities                                                162,354     196,513      113,063


(1) Converted at closing exchange rates.
IFRS Transition Information

Summary Consolidated IFRS Income Statement for the year ended 31 March 2005

                                                 Total Irish GAAP       IFRS Impact              IFRS
                                                       EURm                 EURm                 EURm
Net interest income                                   1,898                  33                 1,931
Insurance net premium income                            -                  1,791                1,791
Fees and commissions income                           1,200                 (37)                1,163
Fees and commissions expense                           (199)                (64)                (263)
Net trading income                                        66                   -                   66
Contribution from the life assurance business            161               (161)                    -
Other operating income                                    47                 786                  833
Total operating income                                 3,173               2,348                5,521
Insurance net claims                                       -             (2,222)              (2,222)
Total operating income net of insurance claims         3,173                126                 3,299
Operating expenses                                   (1,924)               (127)              (2,051)
Operating profit before impairment losses              1,249                 (1)                1,248
Impairment losses on loans and advances                   21                   -                   21
Operating profit                                       1,270                 (1)                1,269
Profit/loss on disposal of business                        -                  11                   11
Other exceptional items                                    5                 (5)                    -
Income from associated undertakings and joint             46                (16)                   30
ventures
Profit before taxation                                 1,321                (11)                1,310
Taxation                                               (241)                (15)                (256)
Profit for the period                                  1,080                (26)                1,054

Attributable to minority interests                       (1)                   -                  (1)
Attributable to stockholders                           1,081                (26)                1,055
                                                       1,080                (26)                1,054

Basic earnings per ordinary share                      113.9               (2.8)                111.1


Consolidated Summary of IFRS Income Adjustments for Year Ended 31 March 2005

                       Consolidation
        Irish         New   Insurance  Leasing Employee   Software &   Goodwill Pension Other  Total IFRS  IFRS
         GAAP    Entities  Businesses          benefits   Intangibles                          adjustments  EURm
         EURm                                                                                        EURm
Net
interest
income   1,898     20        12         1        -            -            -         -      -     33       1,931
Insurance
premium
income net   -      -     1,791         -        -            -            -         -      -  1,791       1,791
Fees and
commissions
income   1,200    (4)      (29)       (4)        -            -            -         -      -   (37)       1,163
Fees and
commissions
expense  (199)    (5)      (59)         -        -            -            -         -      -   (64)       (263)
Net
trading
income     66       -         -         -        -            -            -         -      -      -          66
Contribution
from the
life      161       -     (161)         -        -            -            -         -      -   (161)          -
assurance
business
Other
operating
income     47     (2)      779          -        -            -            -         -      9    786         833
Total
operating
income  3,173      9     2,333        (3)        -            -            -         -      9  2,348       5,521
Insurance
claims,
net         -       -  (2,222)          -        -            -            -         -      - (2,222)     (2,222)
Total
income
net of
insurance 3,173    9      111         (3)        -            -            -         -      9    126        3,299
claims
Administrative
expenses (1,738) (1)     (84)           -      (8)            -            -      (28)   (15)  (136)      (1,874)
Depreciation
of property,
plant      (161)   -       -            -        -           85            -         -      -     85         (76)
and equipment
Amortisation/
impairment
of          (25)   -       -            -        -         (85)           13         -     (4)  (76)        (101)
goodwill
and intangibles

Total
operating
expenses (1,924) (1)    (84)           -       (8)            -           13     (28)     (19) (127)      (2,051)
Operating
profit
before    1,249    8     27          (3)       (8)            -           13     (28)     (10)   (1)        1,248
impairment
losses
Impairment
losses on
loans and    21    -      -            -         -            -            -        -        -     -           21
advances
Operating
 profit   1,270    8    27           (3)       (8)            -           13     (28)      (10)   (1)       1,269
Income
from
associated   46    -     -            -         -             -            -        -      (16)  (16)          30
undertakings
and joint
ventures
Exceptional
items         5    -     -            -         -             -            -        -       (5)   (5)           -
Profit/
loss on
disposal
of            -    -     -            -         -             -            -        -        11    11          11
businesses
Profit
before
taxation  1,321   8     27          (3)        (8)            -           13      (28)     (20)   (11)      1,310
Taxation  (241)   -   (27)          (5)          -            -            -         5       12   (15)      (256)
Profit for
the period 1,080  8      -          (8)        (8)            -           13      (23)      (8)   (26)      1,054
Profit
attributable
to minority  (1)  -      -            -          -            -            -         -        -      -        (1)
interests
Profit
attributable
to        1,081   8      -          (8)        (8)            -           13      (23)      (8)   (26)      1,055
stockholders
          1,080   8      -          (8)        (8)            -           13      (23)      (8)   (26)      1,054


Consolidated Balance Sheet at 31 March 2005

                                                                          The Group
                                                             Irish          IFRS            IFRS
                                                             GAAP          Impact
                                                             EURm           EURm            EURm
Assets
Cash and balances at central banks                           1,600           13            1,613
Items in the course of collection from other banks             560            -              560
Central government and other eligible bills                     92        1,515            1,607
Loans and advances to banks                                  7,783          564            8,347
Loans and advances to customers                             79,917         (81)           79,836
Net securitisation balances                                     35         (35)                -
Debt securities                                             21,321        1,390           22,711
Equity shares                                                   52        5,664            5,716
Interests in associated undertakings                            17            -               17
Interests in joint ventures                                     61            -               61
Intangible fixed assets - Goodwill                             316         (97)              219
Intangible fixed assets - Other                                  -          573              573
Investment property                                              -          503              503
Property, plant & equipment                                  1,236        (516)              720
Deferred tax asset                                               -           99               99
Other assets                                                 4,945          253            5,198
Long-term assurance assets                                   8,529      (8,529)                -
Total assets                                               126,464        1,316          127,780

Liabilities
Deposits by banks                                           20,254          611           20,865
Customer accounts                                           60,265         (80)           60,185
Items in the course of transmission to other banks             230            -              230
Debt securities in issue                                    20,539          678           21,217
Other liabilities                                            7,039        (283)            6,756
Deferred taxation liabilities                                   72          140              212
Other provisions                                               321        (141)              180
Post-retirement benefit liabilities                            -            924              924
Subordinated liabilities                                     4,086            -            4,086
Life assurance liabilities attributable to policy holders    8,734         (21)            8,713
Total liabilities                                          121,540        1,828          123,368

Shareholders' equity                                         4,789        (512)            4,277
Minority interests                                             135            -              135
Total equity and liabilities                               126,464        1,316          127,780







Consolidated Summary of IFRS Balance Sheet Impacts
Balance Sheet IFRS Reconciliation 31 March 2005

                                                                      The Group
Assets               Irish       Consolidation     Leasing  Employee  Software &  Goodwill Dividend Pension Other  IFRS
                      GAAP                                  benefits  Intangibles
                      EUR m        New      Insurance
                               Entities   Businesses

Cash and
balances
at central           1,600      10          -         -       -          -         -        -        -      3     1,613
banks
Items in the
course of
collection             560       -          -         -       -          -         -        -        -      -       560
from other banks
Central government
and other               92       -         1,515       -       -          -         -        -        -      -     1,607
eligible bills
Loans and advances
to banks             7,783       -           567       -       -          -         -        -        -     (3)    8,347
Loans and advances
to customers        79,917    (65)             -     (16)      -          -         -        -        -      -    79,836
Net securitisation
 balances               35    (35)             -       -       -          -         -        -        -      -       -
Debt securities     21,321   1,244           146       -       -          -         -        -        -      -    22,711
Equity shares           52       -         5,664       -       -          -         -        -        -      -     5,716
Interests in
associated              17       -             -       -       -          -         -        -        -      -        17
undertakings
Interests in
joint ventures          61       -           -         -       -          -         -        -        -      -        61
Intangible assets -
Goodwill               316       -           -         -       -          -       (97)       -        -      -       219
Intangible assets -
Other                    -       -           -         -       -        464        109       -        -      -       573
Investment
property                 -       -         503         -       -          -         -        -        -      -       503
Property, plant
& equipment          1,236       -           -         -       -      (464)         -        -        -    (52)      720
Deferred tax asset       -       -           -         6       -          -         -        -      104    (11)       99
Other assets         4,945       8         136         -       -          -         -        -      (42)    151    5,198
Life assurance
assets               8,529       -     (8,529)         -       -          -         -        -        -      -       -
attributable to
the policyholders
Total assets       126,464   1,162           2      (10)       -          -        12        -       62      88 127,780



Balance Sheet IFRS Reconciliation 31 March 2005                                    The Group

Equity and liabilities

                 Irish     Consolidation     Leasing   Employee  Software &  Goodwill  Dividend  Pension  Other    IFRS
                 GAAP                                  benefits  Intangibles
                EUR m      New      Insurance                                                                     EUR m
                        Entities   Businesses

Deposits by
banks          20,254    611          -         -       -          -           -        -          -       -     20,865
Customer
accounts       60,265   (80)          -         -       -          -           -        -          -       -     60,185
Items in
the course of     230      -          -         -       -          -           -        -          -       -        230
transmission to
other banks
Debt securities
in issue       20,539    678          -         -       -          -           -        -          -       -     21,217
Other
liabilities     7,039      8          6      (51)     (3)          -           -     (282)         -      39      6,756
Deferred tax
liabilities        72      -          -       (3)       -          -           -         -      (26)     169        212
Other provisions  321      -          -         -       -          -           -         -     (141)       -        180
Post retirement
benefit             -      -          -         -       -          -           -         -       924       -        924
obligations
Subordinated
liabilities     4,086      -          -         -       -          -           -         -         -       -      4,086
Life assurance
liabilities     8,734      -        (4)         -       -          -           -         -         -     (17)     8,713
attributable to
policy holders
Total
liabilities   121,540 1,217           2      (54)     (3)          -           -     (282)       757      191  123,368
Equity
Share capital     663     -           -         -       -          -           -         -         -        -      663
Share premium
account           765     -           -         -       -          -           -         -         -        -      765
Capital reserve   561     -           -         -       -          -           -         -         -        -      561
Retained
profits         2,772  (55)           -        44       3          -          12       282     (695)     (27)    2,336
Revaluation
reserve           234     -           -         -       -          -           -         -        -      (76)      158
Own shares held
for the benefit (206)     -           -         -       -          -           -         -        -      -       (206)
of life assurance
policyholders
Stockholders
funds          4,789  (55)            -        44       3          -          12       282     (695)    (103)   4,277
Minority
interests        135     -            -         -       -          -           -         -         -        -     135
Total equity
and
liabilities  126,464 1,162            2      (10)       -          -          12         -        62       88 127,780


IFRS Consolidated Opening Balance Sheet at 1 April 2005

                                                                            The Group
                                                          IFRS 31/3/           IFRS             IFRS
                                                              2005          Transition       Opening 01/
                                                                             Impact           04/2005
                                                              EURm            EURm               EURm
Assets
Cash and balances at central banks                           1,613              -              1,613
Items in the course of collection from other banks             560              -                560
Central government and other eligible bills                  1,607           (1,599)               8
Trading Securities                                               -             1,119           1,119
Derivative financial instruments                                 -             2,277           2,277
Assets at fair value through profit and loss                     -             8,115           8,115
Loans and advances to banks                                  8,347                 -           8,347
Loans and advances to customers                             79,836               152          79,988
Debt securities                                             22,711          (22,711)               -
Equity shares                                                5,716           (5,716)               -
Available for sale financial assets                              -            20,752          20,752
Interest in associated undertakings                             17                 -              17
Interests in joint ventures                                     61                 -              61
Intangible assets - Goodwill                                   219                53             272
Intangible assets - Other                                      573                 -             573
Investment property                                            503                 -             503
Property, plant & equipment                                    720                 6             726
Deferred tax asset                                              99              (44)              55
Other assets                                                 5,198           (2,115)           3,083
Total assets                                               127,780               289         128,069
Liabilities
Deposits by banks                                           20,865                 -          20,865
Customer accounts                                           60,185             (115)          60,070
Items in the course of transmission to other banks             230                 -             230
Derivative financial instruments                                 -             2,167           2,167
Liabilities to customers under investment contracts              -             4,917           4,917
Debt securities in issue                                    21,217                26          21,243
Insurance contract liabilities                                   -             3,785           3,785
Other liabilities                                            6,756           (1,789)           4,967
Deferred taxation liabilities                                  212              (68)             144
Other provisions                                               180                 -             180
Post-retirement benefit liabilities                            924                 -             924
Subordinated liabilities                                     4,086               127           4,213
Life assurance liabilities attributable to policy holders    8,713           (8,713)               -
Total liabilities                                          123,368               337         123,705
Stockholders' equity                                         4,277                28           4,305
Minority interests                                             135              (76)              59
Total equity and liabilities                               127,780               289         128,069


IFRS Opening Balance Sheet                          The Group
Reconciliation 1 April 2005
               IFRS       Reclassi-    Effective  Fair   Hedging     Life       Debt/   Other   Total       Opening
               31 March   fication of  interest   value  activities  Assurance  equity          adjust-     IFRS
               2005       financial    rates      option                                        ments on    Balance
               EURm       instruments                                                           adoption    1 April
                                                                                                32,32 and     EURm
                                                                                                IFRS 4
                                                                                                Sheet
Cash and
balances
at central
banks       1,613         -              -        -         -          -         -       -        -         1,613
Items in
the course
of
collection    560         -              -        -         -          -         -       -        -          560
from other banks
Central
government
and other  1,607          -              -   (1,599)        -          -         -       -    (1,599)          8
eligible bills
Trading
securities     -      1,119              -         -        -          -         -       -      1,119      1,119
Derivative
financial
instruments    -      1,859              -        92      326          -         -       -      2,277      2,277
Other financial
assets at fair -          -              -     8,146        -       (31)         -       -      8,115      8,115
value through
profit and loss
Loans and advances
to banks    8,347         -             -          -        -          -         -       -          -      8,347
Loans and
advances to
customers  79,836       111            41          -        -          -         -       -         152    79,988
Debt
securities 22,711  (21,871)             -      (871)        -         31         -       -    (22,711)         -
Equity
shares      5,716      (52)             -    (5,664)        -          -         -       -     (5,716)         -
Available-
for-sale
financial       -   20,667              -          -       85          -         -       -      20,752    20,752
assets
Interests in
associated     17        -              -          -        -          -         -       -           -        17
undertakings
Interests in
joint ventures 61        -              -          -        -          -         -       -           -        61
Intangible
assets -
Goodwill      219        -              -          -        -          -        53       -          53       272
Intangible
assets -
Other         573        -              -          -        -          -         -       -           -       573
Investment
Property      503        -              -          -        -          -         -       -           -       503
Property,
plant &
equipment     720        -              -          -        -          6         -       -           6       726
Deferred tax
asset          99     (10)            (5)          -        3          -         -    (32)        (44)        55
Other
assets      5,198  (1,839)              7          1        1      (285)         -       -     (2,115)     3,083

Total
assets    127,780     (16)             43        105      415      (279)        53    (32)        289    128,069







IFRS Opening Balance Sheet
Reconciliation 1 April 2005

                                                                  The Group

                     IFRS Reclassification Effective     Fair     Hedging      Life  Debt/  Other     Total     Opening
                 31 March     of financial  interest    value  activities Assurance equity         adjustments    IFRS
                     2005      instruments     rates   option                                      on adoption   Balance
                                                                                                    of IAS 32,    Sheet
                                                                                                      39 and     1 April
                       EURm                                                                             IFRS 4      2005
                                                                                                        EURm        EURm
Liabilities
Deposits by
banks              20,865                -         -        -          -         -      -      -           -     20,865
Customer
accounts           60,185                -         -     (115)         -         -      -      -        (115)    60,070
Items in the
course of
transmission
to other banks        230                -         -        -          -         -      -      -           -        230
Derivative
financial
instruments
and other
trading
liabilities             -            1,694         -      194        279         -      -      -       2,167      2,167
Liabilities to
customers
under
investment
contracts               -                -         -        -          -     4,917      -      -       4,917      4,917
Debt
securities in
issue              21,217                -         -        -         26         -      -      -          26     21,243
Insurance
contract
liabilities             -                -         -        -          -     3,785      -      -       3,785      3,785
Other
liabilities         6,756           (1,829)       13       (1)       (73)       54     53     (6)     (1,789)     4,967
Deferred tax
liabilities           212               (8)       10        2          -       (48)     -    (24)        (68)       144
Other
provisions            180                -         -        -          -         -      -      -           -        180
Post
retirement
benefit
obligations           924                -         -        -          -         -      -      -           -        924
Subordinated
liabilities         4,086                -         -        -        168         -    (41)     -         127      4,213
Life assurance
liabilities
attributable
to policy
holders             8,713                -         -       23          -    (8,736)     -      -      (8,713)         -

Total
liabilities       123,368             (143)       23      103        400       (28)    12    (30)        337    123,705
Equity

Share capital         663                -         -        -          -         -      -      -           -        663
Share premium
account               765                -         -        -          -         -      -      -           -        765
Capital reserve       561                -         -        -          -      (251)     -      -        (251)       310
Retained
profits             2,336                4        20        2        (58)        -      -      -         (32)     2,304
Revaluation
Reserve               158                -         -        -          -         -      -      -           -        158
Cash flow
hedge reserve           -                -         -        -         67         -      -      -          67         67
Available for
sale reserve            -              123         -        -          6         -      -      1         130        130
Other equity
reserves                -                -         -        -          -         -    114      -         114        114
Own shares
held for the
benefit of
life assurance
policyholders        (206)               -         -        -          -         -      -      -           -       (206)

Stockholders
funds               4,277              127        20        2         15      (251)   114      1          28      4,305
Minority
interests             135                -         -        -          -              (73)    (3)        (76)        59

Total equity
and
liabilities       127,780              (16)       43      105        415      (279)    53    (32)        289    128,069






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: May 31, 2006